SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: February 21, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On February 17, 2003, OJSC Rostelecom (the "Company") filed its quarterly report for the 4th fiscal quarter ended December 31, 2003 (the "Quarterly Report") with the Russian Federal Commission for the Securities Market ("FCSM") as required by the Russian Federation's securities legislation.

     The requirements for the contents of the Quarterly Report and criteria for the information to be disclosed in the Quarterly Report are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

     As a consequence of such differences, the Quarterly Report includes information based on unaudited unconsolidated statutory financial statements of the Company prepared in accordance with Russian Accounting Standards ("RAS"). RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in this Quarterly Report are prepared on a basis different from the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

     Terms used in the Quarterly Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

     Certain statements in the Quarterly Report are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

     Those forward-looking statements include, but are not limited to:

     -    the Company's plans to construct and modernize its network;

     - the Company's plans relating to the expansion of the range of its services;

     - the Company's plans concerning the restructuring of its branch network;

     -    the   Company's    expectations    as   to   its   position   in   the
          telecommunications market;

     -    the Company's expectations as to the increase of its revenues; and

     -    other statements regarding matters that are not historical facts.

     These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

     - risks relating to changes in political, economic and social conditions in Russia;

     - risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry and currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

     - risks relating to the Company, including demand for and market acceptance of, its services and competitive pressure; and

     -    other risks and uncertainties.

     For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company's does not undertake any obligation to release publicly any revisions to these forward-looking statements (which speak only as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

     For any questions concerning the Quarterly Report, contact Olga V. Mokhoreva, head of the Securities Department of the Company, by phone at +7
(095)   973-9940,   by  facsimile   at  +7  (095)   787-2850  or  by  e-mail  at
mokhoreva@hq.rt.ru.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:    February 21, 2003                By:  /s/ Vladimir I. Androsik
                                               ---------------------------------
                                               Name: Vladimir I. Androsik
                                               Title:   Deputy General Director-
-------------------------------                         Finance Director

                                  EXHIBIT INDEX



     The following exhibit has been filed as part of this Form 6-K:


       Exhibit Number                     Description

              1. English translation of the Company's Quarterly Report for its 4th fiscal quarter ended December 31, 2002 filed with the Russian Federation Commission for the Securities Market.

                                                            EXHIBIT 1

                                                            APPROVED
                                                        Board of Directors
                                       Protocol No. 2 of February 19, 2003

       Chairman of the Board of Directors V. N. Yashin       [signature]
                                                        ------------------------
                                                                 (Signature)



                                                                (Seal)



                      SECURITIES ISSUER'S QUARTERLY REPORT

                              For Quarter IV, 2002


            Open Joint Stock Company Long Distance and International
                         Telecommunications Rostelecom

                              Issuer Code: 00124-A

                  Location: 5 Delegatskaya Str., Moscow 127091.
         Postal address: 14, 1st Tverskaya-Yamskaya Str., Moscow 125047



Information included in this quarterly report is subject to disclosure in accordance with the Russian Federation's securities legislation.



         General Director of Open Joint Stock Company Rostelecom S. I. Kuznetsov
                                                             [signature]
                                                        ------------------------
                                                                 (Signature)


         Chief Accountant A. A. Lutsky                       [signature]
                                                        ------------------------
                                                                 (Signature)



                                                               January 30, 2003


(Seal)

Contact Person:  Valentina Fedorovna Galova
Chief Specialist
Tel.:  (095) 973-9921  Fax:  (095) 787-2850
Email:  oracb@hq.rt.ru

                          A. Information on the Issuer

9.     Full Company Name of the Issuer

       [Russian]


       Open    Joint    Stock    Company    Long-distance    and   International
       Telecommunications
       Rostelecom

10.    Abbreviated Name

       OAO "[Russian]"
       OJSC "Rostelecom"

11. Information on Changes in the Name and Legal and Organizational Structure of the Issuer

       Joint Stock Company of the Open Type Long-distance and International Telecommunications Rostelecom
       JSCOT Rostelecom
       Established: September 23, 1993

       Current name established: July 28, 1998

12. Information on Registration of the Issuer with the State Authorities and on its Licenses

       Date of state  registration  of the issuer:  September 23, 1993
       Number  of  the  State   Registration   Certificate  (or  other  document
       confirming the issuer's state registration): 021.833
       The state authority, which effected the registration: Moscow Registration Chamber

       Licenses:
       No.:  FLTs 000922-2(III)\BT
       Issue date: December 27, 2000
       Expiry date: December 27, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  production of building structures and materials

       No.:  FLTs 000922-2 (II)\DT
       Issue date:  December 27, 2000
       Expiry date:  December 27, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (I)
       Issue date:  October 25, 2000
       Expiry date:  October 25, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (II)
       Issue date:  September 25, 2000

       Expiry date: 25 September, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  building and construction activities

       No.:  FLTs 005371-1 (III)
       Issue date:  September 25, 2000
       Expiry date:  September 25, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  production of building structures and materials

       No.:  8701
       Issue date:  October 17, 1997
       Expiry date:  November 1, 2005
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities:  rendering local telecommunications services

       No.:  8777
       Issue date:  October 17, 1997
       Expiry date:  January 1, 2004
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities: rendering domestic long-distance and international telecommunications services

       No.:  3136
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

       No.:  3137
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

       No.:  3138
       Issue date:  August 16, 1996
       Expiry date:  October 1, 2006
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering cellular telecommunications services

       No.:  3226
       Issue date:  May 15, 1997
       Expiry date:  May 15, 2007
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering of telematic services

       No.:  3227
       Issue date:  May 15, 1997

       Expiry date:  May 15, 2007
       Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
       Activities:  rendering of data transmission services

       No.:  10857
       Issue date:  October 9, 1998
       Expiry date:  October 9, 2003
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities:  rendering of telegraph communications services

       No.:  13378
       Issue date:  November 30, 1999
       Expiry date:  November 30, 2004
       Licensing authority: State Committee for Communications and Informatization of the Russian Federation
       Activities: rendering television and radio broadcasting services and transmission of additional data

       No.:  FLTs 000922-2(I)
       Issue date:  April 28, 2000
       Expiry date:  April 28, 2003
       Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
       Activities:  structural engineering activities

13.    Taxpayer Identification Number

       7707049388

14.    Industry of the Issuer

       OKONKh Codes:

       52300

15.    Issuer's Location, Postal Address and Contact Telephone Numbers

       Location:  5 Delegatskaya Str., Moscow 127091.
       Postal address:  14, 1st Tverskaya-Yamskaya Str., Moscow 125047
       Tel.:  (095) 787-2849  Fax:  (095) 787-2850
       Email:  rostelecom @ nmc.rospac.ru

16.    Information on the Issuer's Auditor

       Name:  Closed Joint Stock Company Ernst & Young Vneshaudit
       Location:  20/12 Podsosensky per., Moscow, 103062
       Tax payer identification number:  7717025097
       Postal address:  20/12 Podsosensky per., Moscow, 103062
       Tel:  (095) 917-3306  Fax:  (095) 917-2410
       Email:  moscow@ru.eyi.com

       Information on auditor's license:
       License No.:  004768
       Issue date:  March 13, 2000
       Expiry date:  February 8, 2003

       Licensing authority:  Ministry of Finance of the Russian Federation

17.    Information on Organizations Registering Rights to Issuer's Securities

       Registrar:
       Name: Branch of Closed Joint Stock Company Registrator-Svyaz - RTC-Registrator
       Location:  5, Delegatskaya Str., Moscow, 127091
       Postal address:  5, Delegatskaya Str., Moscow, 127091
       Tel:  (095) 200-5313   Fax:  (095) 973-2700
       Email:  rtk_adm@ ropnet.ru

       License:
       License No.:  10-000-1-00258
       Issue date:  October 01, 2002
       Expiry date:  without limit
       Licensing authority: Federal Commission for the Securities Market of the Russian Federation (FCSM)

       Date on which the above registrar started maintaining the register of the issuer's registered securities: May 5, 1997

       Centralized keeping of issuer's Securities was not performed in the reporting quarter.

18.    The Issuer's Depositary

       None

19.    The Issuer's Participants

       Total number of shareholders (participants):  21 714

       Shareholders (participants) having in their ownership at least 5 % of the issuer's charter capital:

       19.1       Name:  Open Joint Stock Company Svyazinvest
                  Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Postal address: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Share in the issuer's charter capital: 38.005 %
                  Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant):

                  19.1.1  Name:  Ministry of Property Relations of the Russian
                                 Federation
                          Location:  9, Nikolskiy Per., 103685, Moscow
                          Postal address: 9, Nikolskiy Per., 103685, Moscow Share in the charter capital of the issuer's shareholder (participant): 50 % + 1

                  19.1.2  Name:  MUSTCOM LIMITED
                          Location:  3 Themistoklis Dervis street Julyia House
                                     CY-1066 Nicosia Cyprus
                          Postal address: 9, Dmitrovsky Per., 103031, Moscow Share in the charter capital of the issuer's shareholder (participant): 25 % + 1

       19.2       Name:  ING Bank (Eurasia) ZAO / ING DEPOSITARY-ING Barings
                  Location:  31, Krasnaya Presnya Str., 123022, Moscow
                  Postal address: 31, Krasnaya Presnya Str., 123022, Moscow Share in the issuer's charter capital: 18.509 % (nominee holder)
                  Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant):

       19.3 Name: National Depositary Center, a non-commercial partnership
                  Location:  12, Zhitnaya Str., 117049, Moscow
                  Postal address: 1/13, Sredniy Kislovskiy Per., 103009, Moscow Share in the issuer's charter capital: 9.554 % (nominee holder)
                  Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

       19.4       Name:  Closed Joint Stock Company ING Bank (Eurasia) ZAO
                  Location:  31, Krasnaya Presnya Str., 123022, Moscow
                  Postal address: 31, Krasnaya Presnya Str., 123022, Moscow Share in the issuer's charter capital: 5.126 % (nominee holder)
                  Shareholders (participants) having in their ownership at least 25 % of the issuer's shareholder (participant) charter capital: None

       19.5       Name:  Closed Joint Stock Company Depositary Clearing Company
                  Location: 13, 1st Tverskaya-Yamskaya Str., 125047, Moscow Postal address: 14/2, Bldg. 4, Staraya Basmannaya Str., 103064, Moscow
                  Share in the issuer's charter capital: 5.029 % (nominee holder)
                  Shareholders (participants) having in their ownership at least 25 % of the charter capital of the issuer's shareholder (participant): None

20.    Management Structure of the Issuer

       Management bodies of the issuer are: General Shareholders Meeting, Board of Directors, General Director and Management Board

       Competence of the issuer's general shareholders (participants) meeting under the issuer's charter (foundation documents):

       14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in Clause 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company participating in the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

       14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company participating in the meeting;

       14.2.3. the Company's liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company participating in the meeting;

       14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.5. determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.6. decrease of the charter capital of the Company, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.7. election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

       14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

       14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Audit Commission, Regulations on the General Director, Regulations on the Management Board, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.11.   determination   of  the   procedure   for  holding  a  General
       Shareholders' Meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.12. increase of the charter capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

       14.2.13. increase of the charter capital of the Company through placement of additional shares by way of public subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares outstanding; such decision shall be adopted by at least three quarters of votes of the shareholders holding the Company's voting shares participating in the meeting;

       14.2.14. increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three quarters of votes of the shareholders holding the Company's voting shares participating in the meeting;

       14.2.15. placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds (other securities) convertible into Company shares may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the shares outstanding; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares participating in the meeting;

       14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.17. approval of transactions in cases and through the procedures stipulated in Clause 32 of this Charter;

       14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

       14.2.19. decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company's profit and loss, upon results of the financial year;

       14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.21. decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation, in order to adopt such decision;

       14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders' Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders' Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

       14.2.24. formation of the Counting Commission of the General Shareholders' Meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the shareholders holding voting shares of the Company participating in the meeting;

       14.2.25. decisions on other matters referenced by this Charter to the competence of a General Shareholders' Meeting.

       14.3. The General Shareholders' Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20,
       14.2.21, 14.2.22 and 14.2.23, if proposed by the Board of Directors only.

       14.4. The General Shareholders' Meeting shall also be competent to decide on other issues which are regarded by the applicable laws of the Russian Federation as within the competence of a General Shareholders' Meeting.

       The powers of the issuer's Board of Directors (Supervisory Council) in accordance with the charter (foundation documents):

       23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except in matters cited hereunder, which are regarded as within the competence of the General Shareholders' Meeting.

       23.3 The following  issues shall be within the competence of the Board of
       Directors:

       23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

       23.3.2 convening of the annual and extraordinary General Shareholders' Meetings of the Company, except in instances provided for under Section
       55.8 of the Law of the Russian Federation "On Joint Stock Companies";

       23.3.3 approval of the agenda of the General Shareholders' Meeting;

       23.3.4 determination of the record date for the General Shareholders' Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this charter, and related to the preparation and conduct of the General Shareholders' Meeting;

       23.3.5 submission of the matters provided for under Clause 14.3 hereof to the General Shareholders' Meeting for decision;

       23.3.6 increase of the Company's charter capital by issuing additional shares, within the limits of the number and categories of authorized shares, as determined by this charter;

       23.3.7 determination of the market value of assets under applicable law of the Russian Federation and this charter;

       23.3.8 decision-making pertaining to the acquisition of shares issued by the Company, as well as bonds and other securities;

       23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and premature termination of the powers of its members, as proposed by the General Director;

       23.3.10 recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and determination of the amount to be paid for the services of the external auditor;

       23.3.11 recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for its payment;

       23.3.12 decision-making pertaining to the use of the reserves and other funds of the Company;

       23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, this Charter and the Regulations of the Board of Directors, except the documents for which approval is regarded as within the competence of the General Shareholders' Meeting;

       23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company Branch (representative office) and approval of regulations on branches (representative offices) approved by the General Director and of amendments and additions thereto;

       23.3.15   decision-making   pertaining  to  the  Company's  participation
       (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.21 of this Charter;

       23.3.16 decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 hereof;

       23.3.17 decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 hereof;

       23.3.18 appointment and premature dismissal of the General Director of the Company;

       23.3.19 determination of the composition, scope and procedure for the protection of information constituting a commercial secret;

       23.3.20 approval of decisions to issue securities, prospectuses and reports on the results of the issuance of securities; amendments and additions thereto;

       23.3.21 approval of the registrar and the terms of the agreement on maintaining the Company's shareholder register; decision-making on the termination of such an agreement with the registrar;

       23.3.22 decision-making pertaining to the reimbursement to the Company officers, including members of the Board of Directors, for losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against them from any third parties, including the government and municipal agencies;

       23.3.23 decision-making pertaining to the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

       23.3.24 review of the reports of the Audit Commission and the external auditor of the Company;

       23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

       23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

       23.3.27 termination of the agreement with the General Director in the event of premature termination of his/her powers;

       23.3.28 decision-making pertaining to the issuance by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company's shares;

       23.3.29 decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other securities) are placed by way of public subscription and may be converted into the Company's ordinary shares, amounting to 25 or less percent of the Company's ordinary shares outstanding;

       23.3.30 decision-making pertaining to the introduction of amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of the Company's shares in the instances provided for under this Charter;

       23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

       23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

       23.3.33 increase of the charter capital of the Company by way of the Company's placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares outstanding;

       23.2.34 determining the procedure for interacting with the organizations in which the Company participates, including the passing of decisions on agenda items of the general meetings of participants of the subsidiaries (the highest governing bodies of organizations with other legal or organizational forms), in which the Company is the sole participant; and

       23.3.35 other matters delegated to the competence of the Board of Directors under this Charter and the law of the Russian Federation "On Joint Stock Companies".

       Competence  of  the  issuer's  sole  and  collegial   executive  body  in
       accordance with the charter (foundation documents):

       27.4 The General Director acts, without a power of attorney, on behalf of the Company for the following:

       -      representing the Company in the Russian Federation and abroad;

       - presiding at the General Shareholders' Meeting, in accordance with the Regulations on the General Shareholders Meeting;

       -      arranging  for  execution  of  the   resolutions  of  the  General
              Shareholders' Meeting and the Board of Directors;

       - supervising the Directorate General of the Company, approving the Regulations on the Directorate General (an apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration;

       - exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;

       - appointing and dismissing the directors of branches, and entering into and terminating employment agreements with them;

       - approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and
              23.3.13 hereof, by the General Shareholders' Meeting and the Board of Directors;

       - issuing orders, directives and instructions that are binding on all the Company's employees;

       - approving, under an order, the List of Branch Employees to be appointed (dismissed) directly by the General Director under an employment agreement (contract);

       - performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation "On Joint Stock Companies" and this Charter;

       - possesses the right to affix the first signature to financial documents;

       -      issuing powers of attorney on behalf of the Company;

       -      opening bank accounts for the Company;

       - organizing and arranging for the compilation of a list of information that can be designated "commercial secrets"; issuing orders and instructions on compliance with the requirements to protect such commercial secrets;

       27.5 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board, which is approved at the General Shareholders' Meeting.

       27.6 The number and personal membership of the Management Board of the Company is to be determined by a decision of the Board of Directors, as nominated by the General Director, in accordance with this Charter.

       27.7 The following management matters of the Company's current operations fall within the competence of the Management Board of the Company:

       (1) determination of the Company's technical, financial, economic and tariff policy;

       (2) preparation of proposals on the main aspects of the Company's operation, including draft budgets, business plans, development strategies and programs of the Company;

       (3)    arrangements to monitor the Company's business operations;

       (4)    determination of the Company's personnel and social policy;

       (5) preparation of materials and draft resolutions on matters to be considered by the General Shareholders' Meeting and the Board of Directors, including preparation of proposals on the performance of transactions to be approved by the General Shareholders' Meeting and the Board of Directors of the Company on the Company's participation in other organizations, etc.;

       (6) organizational and technical support for the operations of the Company's bodies;

       (7) approval of internal regulations governing matters within the competence of the Management Board of the Company except internal regulations which should be approved by the General Shareholders' Meeting, the Board of Directors and the Management Board of the Company;

       (8)    analysis  of  performance  results  of  the  Company's  structural
              subdivisions,   branches  and  other  separate   subdivisions  and
              issuance of binding instructions to improve their performance;

       (9) discussion of organizational matters related to the Company's branches and representative offices and of other matters, in accordance with the Regulations on the Management Board.

       The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations, based on instructions from the Board of

       Directors, or as proposed by the General Director of the Company, except decisions pertaining to matters delegated to the competence of the General Shareholders' Meeting or the Board of Directors of the Company.

21.    Members of  Issuer's  Board of  Directors  (Supervisory  Council)  of the
       Issuer


       The Board of Directors

       Chairman:  Valery Nikolaevich Yashin

       Members of the Board of Directors:

       Vadim Evgenievich Belov
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization: Joint Stock Commercial Bank "Mezhdunarodnaya Finansovaya Kompaniya" ("International Financial Company")
       Scope of activities:  banking
       Title:  Deputy Chairman of the Management Board

       Period:  1998 - 1999
       Organization: Moscow representative office of SPK Capital Limited Scope of activities: finance
       Title:  managing director

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Nikolai Pavlovich Emelianov
       Year of birth:  1948

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Open Joint Stock Company Novgorodtelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Sergei Ivanovich Kuznetsov
       Year of birth:  1953

       Positions held during the last 5 years:

       Period:  1995 - 1998
       Organization:  Open Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  General Director

       Period:  1998 - 2001
       Organization:  Open Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  General Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Vladimirovich Lopatin
       Year of birth:  1964

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization:  RAO UES Russia
       Scope of activities:  energy
       Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Chief of Finance Department, Director of Treasury

       Period:  1999 - 2000
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  First Deputy General Director

       Period:  2000 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Anton Igorevich Osipchuk
       Year of birth:  1967

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization:  Open Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  Deputy General Director of Economics and Finance

       Period:  2000 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  First Deputy General Director, member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Stanislav Nikolaevich Panchenko
       Year of birth:  1945

       Positions held during the last 5 years:

       Period:  1996 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Viktor Abramovich Polischuk
       Year of birth:  1938

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Open Joint Stock Company Rossiyskaya
       Telekommunikatsionnaya Set ("Russian Telecommunications Network") Scope of activities: communications
       Title:  President

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Irina Mikhailovna Ragozina
       Year of birth:  1950

       Positions held during the last 5 years:

       Period:  1997 - 1999
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Head of Service for Share Blocks Management

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Director of Corporate Governance Department

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Mikhail Viktorovich Slipenchuk
       Year of birth:  1965

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Commercial Bank Metropol
       Scope of activities:  finance
       Title: Head of Securities Department, Chairman of the Management Board on Equity Market

       Period:  1998 - present time
       Organization: Limited Liability Company Investment Financial Company Metropol
       Scope of activities:  finance
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Grigory Moiseevich Finger
       Year of birth:  1966

       Positions held during the last 5 years:

       Period:  1995 - present time
       Organization:  Lindsell Enterprises Limited
       Scope of activities:  finance
       Title:  Authorized Representative

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Valeriy Nikolaevich Yashin
       Year of birth:  1941

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization: Open Joint Stock Company "Peterburgskaya Telefonnaya Set" ("Petersburg Telephone Network")
       Scope of activities:  communications
       Title:  General Director

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

22. Sole and Collegial Management Bodies of the Issuer and Executive Officers of the Management Organization of the Issuer

       Sole executive body and members of the collective executive body of the issuer:

       Sergei Ivanovich Kuznetsov
       Year of birth:  1953

       Positions held during the last 5 years:

       Period:  1995 - 1998
       Organization:  Closed Joint Stock Company Telecominvest
       Scope of activities:  communications
       Title:  General Director

       Period:  1998 - 2001
       Organization:   Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  General Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  General Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Ivanovich Androsik
       Year of birth:  1975

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:    Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Junior Specialist, Specialist, Senior Specialist, Finance Manager, Deputy Finance Director for Management Accounting

       Period:  2001 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Advisor to General Director for Economy and Finance

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Finance Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Dmitry Evgenievich Erokhin
       Year of birth:  1950

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Director of TTsMS-9 Branch

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  First Deputy General Director

       Share in the issuer's charter capital:  0.0004%
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Igor Viktorovich Zabolotny
       Year of birth:  1967

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Executive Director - Chief of Local Long-Distance and International Telephone Services and Tariffs Operations and Planning Department

       Period:  1998 - 1999
       Organization:  Open Joint Stock Company Rostelecom

       Scope of activities:  communications
       Title: Executive Director - Chief of General Operations of Telecommunications Services Department

       Period:  1999 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title: Executive Director - Director of Marketing and Service Sales Department

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vadim Yurievich Izotov
       Year of birth:  1968

       Positions held during the last 5 years:

       Period:  1995 - 2001
       Organization: Closed Joint Stock Company Severo-Zapadny GSM ("North-West GSM")
       Scope of activities:  communications
       Title: System Programmer, Senior Engineer, Head of Group, Deputy Director - Chief of Information Technology Department Group

       Period:  2001 - 2001
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Advisor to General Director on Informational Technologies

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director - Director for Informational
       Technologies

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Vladimirovich Lopatin
       Year of birth:  1964

       Positions held during the last 5 years:

       Period:  1995 - 1999
       Organization:  RAO UES Russia
       Scope of activities:  energy
       Title: Deputy Director for Asset Management, Director for Asset Management - Deputy Finance Director, Director of Treasury

       Period:  1999 - 2000
       Organization:  Open Joint Stock Company Svyazinvest

       Scope of activities:  communications
       Title:  First Deputy General Director

       Period:  2000 - present time
       Organization:  Open Joint Stock Company Svyazinvest
       Scope of activities:  communications
       Title:  Deputy General Director, Member of the Management Board

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Alexandrovich Lutsky
       Year of birth:  1972

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization: Closed Joint Stock Company Sankt-Peterburgskie Taksofony ("Saint-Petersburg Payphones")
       Scope of activities:  communications
       Title:  Finance Director

       Period:  2000 - 2001
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title:  Finance Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Chief Accountant

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Konstantinovich Mironov
       Year of birth:  1956

       Positions held during the last 5 years:

       Period:  1997 - 2000
       Organization:  Armed Forces of the Russian Federation
       Scope of activities:  military
       Title:  Military Servant

       Period:  2001 - 2002
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Regime and Security Department Director, Security Department Director

       Period:  2002 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director for Human Resources and Security

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Alexander Viktorovich Mikhalev
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 1999
       Organization:  Closed Joint Stock Company Delta Telecom
       Scope of activities:  communications
       Title:  Senior Construction Manager, Senior Network Maintenance Manager

       Period:  1999 - 2001
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title:  Deputy Director for General Matters

       Period:  2001 - 2002
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title: Acting Director of Administrative Department, Administrative Department Director

       Period:  2002 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Counsel to General Director, Deputy General Director - Administrative Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Marina Dmitrievna Oleshek
       Year of birth:  1961

       Positions held during the last 5 years:

       Period:  1997 - 1998
       Organization:  Erport Management Company Limited
       Scope of activities:  information and human resources service
       Title:  Human Resources Director

       Period:  1998 - 1999
       Organization:   Vacant
       Scope of activities:  information and human resources service
       Title:  General Director

       Period:  1999 - 2001
       Organization:  Open Joint Stock Company Vympelcom
       Scope of activities:  communications
       Title:  Personnel Director

       Period:  2001 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title: Deputy General Director of Rostelecom-Director for Structure Development and Personnel Administration

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Vladimir Vladimirovich Terekhov
       Year of birth:  1958

       Positions held during the last 5 years:

       Period:  1997 - 2001
       Organization:  Closed Joint Stock Company Peter Star
       Scope of activities:  communications
       Title: Engineer of radio relay stations, Manager, Senior Manager, Deputy Technical Director on Development and Engineering

       Period:  2001 - 2002
       Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
       Title: Deputy General Director for Technical Development, Deputy General Director - Technical Director

       Period:  2002 - present time
       Organization:  Open Joint Stock Company Rostelecom
       Scope of activities:  communications
       Title:  Deputy General Director  - Technical Director

       Share in the issuer's charter capital:  None
       Shares in the issuer's subsidiaries/dependent companies:  None

       Remuneration paid in reporting quarter:
       This information is confidential

       Person performing the functions of the sole executive body of the issuer:
       Sergei Ivanovich Kuznetsov

23. Remuneration Paid to the Board of Directors (Supervisory Council) Members and Other Executive Officers of the Issuer

       Total remuneration paid to all persons listed in items 21 and 22 in reporting period:
       Salary (rub.): 3 336 819.53
       Bonuses (rub.):  18 895 075
       Commission (rub.):  0

       Other benefits in kind (rub.):  0
       Total (rub.):  22 231 894.53

       See also items 21 and 22

24.    Information on Legal Entities with Issuer's Participation

       Legal entities in which the issuer owns not less than 5 percent of the charter capital

       Name:  Subsidiary Rest House Malakhit
       Location: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Postal address: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Issuer's share in the charter capital of the legal entity:  100 %

       Name:  Closed Joint Stock Company Westelcom
       Location:  26, Suschevsky Val, 127018, Moscow
       Postal address:  26, Suschevsky Val, 127018, Moscow
       Issuer's share in the charter capital of the legal entity:  100 %

       Name:  Limited Liability Company INFORMTEK
       Location: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Postal address: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
       Issuer's share in the charter capital of the legal entity:  99.9 %

       Name:  Closed Joint Stock Company RTC-Center
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  99.001 %

       Name:  Closed Joint Stock Company ROSPAC
       Location:  2a, Bryusov Per., 103009, Moscow
       Postal address:  2a, Bryusov Per., 103009, Moscow
       Issuer's share in the charter capital of the legal entity:  90.8 %

       Name:  Limited Liability Company RTC-Sibir
       Location:  246, Karl Marx Str., 660100, Krasnoyarsk
       Postal address:  246, Karl Marx Str., 660100, Krasnoyarsk
       Issuer's share in the charter capital of the legal entity:  90 %

       Name:  Closed Joint Stock Company Telecomcity
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  80 %

       Name:  Commercial Bank Russky Aktseptny Bank ("Russian Acceptance Bank")
       Location:  15a, Kalanchevskaya Str., 107078, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  77.59 %

       Name:  Closed Joint Stock Company RTC-Internet
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  63.5 %

       Name:  Closed Joint Stock Company Insurance Company Costars

       Location: Apt. 33-08, 42, Bldg. 3, Leninsky Prospect, 117119, Moscow Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name: Closed Joint Stock Company Moskovsky Center Novikh Technologiy Telecommunikatsiy
       Location:  46, Arbat Str., 121002, Moscow
       Postal address:  46, Arbat Str., 121002, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name:  Closed Joint Stock Company Inzhenerny Tsentr ("Engineering
       Center")
       Location:  16, Kazakova Str., 103064, Moscow
       Postal address:  16, Kazakova Str., 103064, Moscow
       Issuer's share in the charter capital of the legal entity:  60 %

       Name:  Closed Joint Stock Company Incom
       Location: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Issuer's share in the charter capital of the legal entity: 54.4 %

       Name:  Closed Joint Stock Company Telebarents
       Location:  37, Parkovaya Str., 185014, Petrozavodsk
       Postal address:  37, Parkovaya Str., 185014, Petrozavodsk
       Issuer's share in the charter capital of the legal entity:  51 %

       Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
       Location:  25, Bldg. 2, Dubovaya Roscha Str., 127427, Moscow
       Postal address: Office 500, 15, B. Cherkassky Per., 103626 Moscow Issuer's share in the charter capital of the legal entity: 51 %

       Name:  Closed Joint Stock Company Rostelecomport
       Location:  22, Oktyabrskaya Str., 188450 Kingisepp, Russia
       Postal address: 22, Oktyabrskaya Str., 188450 Kingisepp, Russia Issuer's share in the charter capital of the legal entity: 50 %

       Name:  Closed Joint Stock Company Aquapark-RT
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  50 %

       Name:  Closed Joint Stock Company Telecom-Tsentr ("Telecom-Center")
       Location:  25, Dubovaya Roscha Str., 127427, Moscow
       Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
       Issuer's share in the charter capital of the legal entity:  45 %

       Name:  Closed Joint Stock Company Teleport-TP
       Location: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow Postal address: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow
       Issuer's share in the charter capital of the legal entity:  44 %

       Name: Open Joint Stock Company Tsentralnaya Kompaniya Delovaya Set ("Central Company Business Network")
       Location: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Issuer's share in the charter capital of the legal entity: 43.5 %

       Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
       Location:  8, 1st Proezd Perova Polya, 111141 Moscow
       Postal address:  8, 1st Proezd Perova Polya, 111141 Moscow
       Issuer's share in the charter capital of the legal entity:  40 %

       Name:  Open Joint Stock Company MMTS-9
       Location:  7, Butlerova Str., 117485 Moscow
       Postal address:  7, Butlerova Str., 117485 Moscow
       Issuer's share in the charter capital of the legal entity:  36.86 %

       Name:  Closed Joint Stock Company Razbeg-Marafon
       Location:  56, Trifonovskaya, 129110 Moscow
       Postal address:  56, Trifonovskaya, 129110 Moscow
       Issuer's share in the charter capital of the legal entity:  33.33 %

       Name:  Open Joint Stock Company RTComm.RU
       Location:  15a, Kalanchevskaya Str., 107078 Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  31.1 %

       Name: Open Joint Stock Company Teleradiocompaniya Yalta ("Yalta Broadcasting")
       Location: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine Postal address: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine Issuer's share in the charter capital of the legal entity: 30 %

       Name:  Open Joint Stock Company RTC-Leasing
       Location:  5, Delegatskaya Str., 127091 Moscow
       Postal address:  42, Bld. 2 Schepkina Str., 129110 Moscow
       Issuer's share in the charter capital of the legal entity:  27.12 %

       Name:  Closed Joint Stock Company Informcouriersvyaz
       Location: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Postal address: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Issuer's share in the charter capital of the legal entity: 25.25 %

       Name:  Closed Joint Stock Company Rustel
       Location:  10/4, Staraya Ploschad, 103070, Moscow
       Postal address:  10/4, Staraya Ploschad, 103070, Moscow
       Issuer's share in the charter capital of the legal entity:  25 %

       Name:  Non-governmental Pension Fund Rostelecom-Garantia
       Location:  5, Delegatskaya Str., 127091 Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  24.85 %

       Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz ("Moscow Cellular Communications")
       Location:  18/20, Vorontsovskaya Str., 109044, Moscow
       Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 23.5 %

       Name:  Closed Joint Stock Company NTTs Comset
       Location:  7, Zelyony Pr., 111141, Moscow
       Postal address:  7, Zelyony Pr., 111141, Moscow
       Issuer's share in the charter capital of the legal entity:  22.18 %

       Name: Limited Liability Company ChOP Rostelecom-Bezopasnost ("Rostelecom-Security")
       Location:  2, Bldg. 2, Deguninskaya Str., 127486, Moscow
       Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20 %

       Name:  Closed Joint Stock Company Telmos
       Location:  15, Zemledelchesky Per., 119121, Moscow
       Postal address:  15, Zemledelchesky Per., 119121, Moscow
       Issuer's share in the charter capital of the legal entity:  20 %

       Name:  Closed Joint Stock Company MS-Trust
       Location: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 20 %

       Name:  Limited Liability Company Medicom-33
       Location:  16, Malakhitovaya Str., 129128, Moscow
       Postal address:  16, Malakhitovaya Str., 129128, Moscow
       Issuer's share in the charter capital of the legal entity:  18.52 %

       Name:  Limited Liability Company Arkhangelskaya GTS
       Location:  4, Priorova Str., 163071, Arkhangelsk
       Postal address:  4, Priorova Str., 163071, Arkhangelsk
       Issuer's share in the charter capital of the legal entity:  17 %

       Name:  Closed Joint Stock Company RT-Radiotext
       Location:  12, Akademika Korolyova Str., 127427, Moscow
       Postal address: 12, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 15 %

       Name: Closed Joint Stock Company Transportniye Tsifroviye Seti ("Transport Digital Networks")
       Location: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
       Postal address: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070
       Issuer's share in the charter capital of the legal entity:  15 %

       Name:  Limited Liability Company Tver Telecom
       Location:  24, Novotorzhskaya Str., 170000, Tver
       Postal address:  24, Novotorzhskaya Str., 170000, Tver
       Issuer's share in the charter capital of the legal entity:  15 %

       Name:  Golden Telecom, Inc.
       Location: National Corporate Research Ltd. In the City of Dover, County of Kent, State of Delaware, USA
       Postal address:  615 South DuPont, Highway, Dover, 19901 USA
       Issuer's share in the charter capital of the legal entity:  15 %

       Name:  Limited Liability Partnership RON
       Location:  5, Delegatskaya Str., 127091, Moscow
       Postal address:  5, Delegatskaya Str., 127091, Moscow
       Issuer's share in the charter capital of the legal entity:  12.4 %

       Name:  Closed Joint Stock Company Expo-Telecom
       Location:  7, Tverskaya Str., 103375, Moscow
       Postal address:  7, Tverskaya Str., 103375, Moscow
       Issuer's share in the charter capital of the legal entity:  11.12 %

       Name:  Closed Joint Stock Company TV-Inform
       Location:  1, Rusakovskaya Nab., 106076, Moscow
       Postal address:  1, Rusakovskaya Nab., 106076, Moscow

       Issuer's share in the charter capital of the legal entity:  10.5 %

       Name:  Open Joint Stock Company Avianet
       Location: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Postal address: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Issuer's share in the charter capital of the legal entity: 10.3 %

       Name:  Closed Joint Stock Company Telekros
       Location:  27, Presnensky Val, 123557, Moscow
       Postal address:  27, Presnensky Val, 123557, Moscow
       Issuer's share in the charter capital of the legal entity:  10 %

       Name:  Closed Joint Stock Company VestBalt Telecom
       Location:  32, Leninsky Pr., 236040, Kaliningrad
       Postal address:  32, Leninsky Pr., 236040, Kaliningrad
       Issuer's share in the charter capital of the legal entity:  10 %

       Name:  Closed Joint Stock Company Sankt-Peterburgskiy Center
       Electrosvyazi
       Location: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Postal address: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Issuer's share in the charter capital of the legal entity: 9.4 %

       Name:  Association of Telecommunications of Povolzhye Region
       Location:  1/3, Kuprina Str., 440606, Penza
       Postal address:  1/3, Kuprina Str., 440606, Penza
       Issuer's share in the charter capital of the legal entity:  9.09 %

       Name:  Closed Joint Stock Company Registrator-svyaz
       Location:  15a, Kalanchevskaya Str., 107078 Moscow
       Postal address:  15a, Kalanchevskaya Str., 107078 Moscow
       Issuer's share in the charter capital of the legal entity:  8.64 %

       Name:  Closed Joint Stock Company Ramsatcom
       Location:  32-A, Leninsky Prospect, 117334, Moscow
       Postal address:  3, Bldg, 2, 109028, Moscow
       Issuer's share in the charter capital of the legal entity:  6.55 %

       Name:  Closed Joint Stock Company Teleinf
       Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
       Issuer's share in the charter capital of the legal entity:  6.25 %

       Name: Closed Joint Stock Company Rossiyskiye Informatsionniye Tsentry ("Russian Information Centers")
       Location:  3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
       Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Issuer's share in the charter capital of the legal entity: 6.18 %

       Name:  Limited Liability Company Svyaz Expertiza
       Location:  22, Bldg. 22, Marxistskaya Str., 109147, Moscow
       Postal address:  22, Bldg. 22, Marxistskaya Str., 109147, Moscow

       Issuer's share in the charter capital of the legal entity:  5.7 %

       Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya Telecommunikatsiy
       Location:  55., Bldg. 2, Plyuschikha Str., 119121, Moscow
       Postal address: 55., Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity: 0 %

       Name:  Association of Telecommunications of Tsentralno-Tchernozemny
       Region
       Location:  Central District of the City of Voronezh
       Postal address: 35, Prospect Revolyutsii, 394000, Voronezh Issuer's share in the charter capital of the legal entity: 0 %

       Name: Association of Operators of the Federal Network of Business Services ISKRA
       Location:  40, Leninsky Prospect, 117334, Moscow
       Postal address:  40, Leninsky Prospect, 117334, Moscow
       Issuer's share in the charter capital of the legal entity:  0 %

       Name:  Association of Communications Enterprises of Sibir and Far East
       Location:  8, Bogdanova Per., 664011, Irkutsk
       Postal address:  8, Bogdanova Per., 664011, Irkutsk
       Issuer's share in the charter capital of the legal entity:  0 %

25. Participating Shares of All Legal Entities where the Issuer Owns 5 % of the Charter Capital, and Shares of the Executives of Such Legal Entities in the Issuer's Charter Capital

       25.1       Name:  Closed Joint Stock Company Westelcom
                  Location:  26, Suschevsky Val, 127018, Moscow
                  Postal address: 26, Suschevsky Val, 127018, Moscow Issuer's share in the charter capital of the legal entity:
                  100 %
                  This entity's share in the issuer's charter capital:  None

       25.2       Name:  Subsidiary Rest House Malakhit
                  Location: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Postal address: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Issuer's share in the charter capital of the legal entity:
                  100 %
                  This entity's share in the issuer's charter capital:  None

       25.3       Name:  Limited Liability Company INFORMTEK
                  Location: 7, Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Postal address:  7, Sokhanya Str., Yalta, Crimea, 334200,
                  Ukraine
                  Issuer's share in the charter capital of the legal entity:
                  99.9 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.2.1   Yuly Pavlovich Konontsev
                           Functions of this person:  Sole Executive Body
                           This person's share in the issuer's charter capital:
                           0.0002 %

       25.4       Name:  Closed Joint Stock Company RTC-Center
                  Location:  5, Delegatskaya Str., 127091, Moscow

                  Postal address: 15a, Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  99.001 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.4.1  Pavel Ivanovich Alpetyan
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

       25.5       Name:  Closed Joint Stock Company Rospak
                  Location:  2a, Bryusov Per., 103009, Moscow
                  Postal address:  2a, Bryusov Per., 103009, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  90.8 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.5.1  Viktor Anatolievich Grishkevich
                           Functions of this person:  Sole Executive Body
                           This person's share in the issuer's charter capital:
                           0.0007 %

                  25.5.2  Pavel Ivanovich Alpetyan
                           Functions of this person: Member of the Board of Directors (Supervisory Council)
                           This person's share in the issuer's charter capital:
                           0.001 %

       25.6       Name:  Limited Liability Company RTC-Sibir
                  Location:  246, Karl Marx Str., 660100, Krasnoyarsk
                  Postal address: 246, Karl Marx Str., 660100, Krasnoyarsk Issuer's share in the charter capital of the legal entity:
                  90 %
                  This entity's share in the issuer's charter capital:  None

       25.7       Name:  Closed Joint Stock Company Telecomcity
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 5, Delegatskaya Str., 127091, Moscow Issuer's share in the charter capital of the legal entity:
                  80 %
                  This entity's share in the issuer's charter capital:  None

       25.8       Name:  Commercial Bank Russkiy Aktseptny Bank
                  Location:  15a Kalanchevskaya Str., 107078 Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  77.59 %
                  This entity's share in the issuer's charter capital:  None

       25.9       Name:  Closed Joint Stock Company RTC-Internet
                  Location:  5 Delegatskaya Str., 127091 Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  63.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.9.1  Pavel Ivanovich Alpetyan
                          Functions of this person: Member of the Board of Directors (Supervisory

                          Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.9.2  Igor Vladimirovich Kocheshkov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

                  25.9.3  Viktor Anatolievich Grishkevich
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

       25.10      Name:   Closed Joint Stock Company Inzhenerny Center
                  Location:  16, Kazakova Str., 103064, Moscow
                  Postal address: 16, Kazakova Str., 103064, Moscow Issuer's share in the charter capital of the legal entity:
                  60 %
                  This entity's share in the issuer's charter capital:  None

       25.11      Name:  Closed Joint Stock Company Insurance Company Costars
                  Location: Apartment 33-08, 42, Bldg. 42, Leninsky Prospect, 117119, Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  60 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.11.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

       25.12 Name: Closed Joint Stock Company Moskovskiy Tsentr Novykh Tekhnologiy Telekommunikatsiy
                  Location:  46, Arbat Str., 121002, Moscow.
                  Postal address:  46, Arbat Str., 121002, Moscow.
                  Issuer's share in the charter capital of the legal entity:
                  60 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.12.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory
                          Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

       25.13      Name:  Closed Joint Stock Company Incom
                  Location: 27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  54.4 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.13.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory

                          Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

       25.14      Name:  Closed Joint Stock Company Telebarents
                  Location:  37, Parkovaya Str., 185014, Petrozavodsk
                  Postal address: 37, Parkovaya Str., 185014, Petrozavodsk Issuer's share in the charter capital of the legal entity:
                  51 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.14.1 Alexei Alexeevich Domoroschin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0075 %

       25.15 Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
                  Location: 25, Bldg. 2, Dubovaya Roscha Str., 127427 Moscow Postal address: Office 500, 15, Bolshoy Cherkassky Per., 103626 Moscow
                  Issuer's share in the charter capital of the legal entity:
                  51 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.15.1 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

       25.16      Name:  Closed Joint Stock Company Aquapark-RT
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 5, Delegatskaya Str., 127091, Moscow Issuer's share in the charter capital of the legal entity:
                  50 %
                  This entity's share in the issuer's charter capital:  None

       25.17      Name:  Closed Joint Stock Company Rostelecomport
                  Location:  22, Oktyabrskaya Str., 188450, Kingisepp
                  Postal address: 22, Oktyabrskaya Str., 188450, Kingisepp Issuer's share in the charter capital of the legal entity:
                  50 %
                  This entity's share in the issuer's charter capital:  None

       25.18      Name:  Closed Joint Stock Company Telecom-Center
                  Location:  25, Dubovaya Roscha Str., 127427, Moscow
                  Postal address: 25, Dubovaya Roscha Str., 127427, Moscow Issuer's share in the charter capital of the legal entity:
                  45 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.18.1 Anatoly Grigorievich Uryev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.18.2 Gennady Efimovich Itkis

                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.001 %

                  25.18.3 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0004 %

       25.19      Name:  Closed Joint Stock Company Teleport-TP
                  Location: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
                  Postal address: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  44 %
                  This entity's share in the issuer's charter capital:  None

       25.20      Name:  Open Joint Stock Company Tsentralnaya Kompaniya
                  Delovaya Set
                  Location:  1, Bldg. 2, Marshala Vasilevskogo Str., 123098,
                  Moscow
                  Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  43.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.20.1 Oleg Gennadievich Belov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                           0.0051 %

                  25.20.2 Viktor Anatolievich Grishkevich
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

       25.21      Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-
                  RTC
                  Location: 8, 1st Proezd Perova Polya, 111141, Moscow Postal address: 8, 1st Proezd Perova Polya, 111141, Moscow Issuer's share in the charter capital of the legal entity:
                  40 %
                  This entity's share in the issuer's charter capital:  None

       25.22      Name:  Open Joint Stock Company MMTS-9
                  Location:  7, Butlerova Str., 117485, Moscow
                  Postal address: 7, Butlerova Str., 117485, Moscow Issuer's share in the charter capital of the legal entity:
                  36.86 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.22.1 Boris Vasilyevich Zverev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0178 %

                  25.22.2 Dmitry Evgenievich Erokhin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This entity's share in the issuer's charter capital:
                          0.0004 %

       25.23      Name:  Closed Joint Stock Company Razbeg-Marafon
                  Location:  56, Trifonovskaya Str., 129110, Moscow
                  Postal address: 56, Trifonovskaya Str., 129110, Moscow Issuer's share in the charter capital of the legal entity:
                  33.33 %
                  This entity's share in the issuer's charter capital:  None

       25.24      Name:  Open Joint Stock Company RTComm.Ru
                  Location:  15a, Kalanchevskaya Str., 107078, Moscow
                  Postal address: 15a, Kalanchevskaya Str., 107078, Moscow Issuer's share in the charter capital of the legal entity:
                  31.1 %
                  This entity's share in the issuer's charter capital:  None

       25.25      Name:  Open Joint Stock Company Teleradiocompaniya Yalta
                  Location: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Postal address: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
                  Issuer's share in the charter capital of the legal entity:
                  30 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.25.1 Yuly Pavlovich Konontsev
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                          0.0002 %

       25.26      Name:  Open Joint Stock Company RTC-Leasing
                  Location:  5, Delegatskaya Str.,127091, Moscow
                  Postal address: 42, Bldg. 2, Schepkina Str., 129110, Moscow Issuer's share in the charter capital of the legal entity:
                  27.12 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.26.1 Oleg Gennadievich Belov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0051 %

       25.27      Name:  Closed Joint Stock Company Informcouriersvyaz
                  Location: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow Postal address: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  25.25 %
                  This entity's share in the issuer's charter capital:  None

       25.28      Name:  Closed Joint Stock Company Rustel
                  Location:  10\4, Staraya Pl., 103070, Moscow.
                  Postal address: 10\4, Staraya Pl., 103070, Moscow. Issuer's share in the charter capital of the legal entity:
                  25 %
                  This entity's share in the issuer's charter capital:  None

       25.29      Name:  Non-Commercial Pension Fund Rostelecom-Garantia
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity:
                  24.85 %
                  This entity's share in the issuer's charter capital:  None

       25.30 Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz (Moscow Cellular Communications)
                  Location: 18/20, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity:
                  23.5 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.30.1 Yury Anatolievich Khromov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0001 %

       25.31      Name:  Closed Joint Stock Company NTTs Comset
                  Location:  7, Zeleny Pr., 111141, Moscow
                  Postal address:  7, Zeleny Pr., 111141, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  22.18 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.31.1 Mikhail Ivanovich Slyshenkov
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0012 %

       25.32      Name:  Closed Joint Stock Company Telmos
                  Location:  15, Zemledelchesky Per., 119121, Moscow
                  Postal address: 15, Zemledelchesky Per., 119121, Moscow Issuer's share in the charter capital of the legal entity:
                  20 %
                  This entity's share in the issuer's charter capital:  None

       25.33      Name:  Limited Liability Company ChOP Rostelecom-Bezopasnost
                  Location: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity:
                  20 %
                  This entity's share in the issuer's charter capital:  None

       25.34      Name:  Closed Joint Stock Company MS-Trust
                  Location: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  20 %
                  This entity's share in the issuer's charter capital:  None

       25.35      Name:  Limited Liability Company Medicom-33
                  Location:  16, Malakhitovaya Str., 129128, Moscow
                  Postal address: 16, Malakhitovaya Str., 129128, Moscow Issuer's share in the charter capital of the legal entity:
                  18.52 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.35.1 Roman Borisovich Kreynin
                          Functions of this person:  Member of the Board of
                           Directors (Supervisory

                          Council)
                          This person's share in the issuer's charter capital:
                          0.0035 %

                  25.35.2 Vladimir Yuzovich Kolker
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0006 %

       25.36      Name:  Limited Liability Company Arkhangelskaya GTS
                  Location:  4, Priorova Str., 163071, Arkhangelsk
                  Postal address: 4, Priorova Str., 163071, Arkhangelsk Issuer's share in the charter capital of the legal entity:
                  17 %
                  This entity's share in the issuer's charter capital:  None

       25.37      Name:  Closed Joint Stock Company Transportniye Tsifroviye
                  Seti
                  Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, TTsMS-21
                  Postal address: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, TTsMS-21
                  Issuer's share in the charter capital of the legal entity:
                  15 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.37.1 Valery Petrovich Zavyalov
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                          0.0021 %

                  25.37.2 Galina Vladimirovna Garanina
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0007 %

                  25.37.3 Yury Vasilyevich Zhilin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.005 %

       25.38      Name:  Closed Joint Stock Company RT_Radioteletext
                  Location: 12, Akademika Koroleva Str., 127427, Moscow Postal address: 12, Akademika Koroleva Str., 127427, Moscow Issuer's share in the charter capital of the legal entity:
                  15 %
                  This entity's share in the issuer's charter capital:  None

       25.39      Name:  Golden Telecom Inc.
                  Location: National Corporate Research Ltd. In the City of Dover, County of Kent, State of Delaware, USA
                  Postal address: 615 South DuPont, Highway, Dover, 19901 USA Issuer's share in the charter capital of the legal entity:
                  15 %
                  This entity's share in the issuer's charter capital:  None

       25.40      Name:  Limited Liability Company Tver-Telecom
                  Location:  24, Novotorzhskaya Str., 170000, Tver
                  Postal address: 24, Novotorzhskaya Str., 170000, Tver Issuer's share in the charter capital of the legal entity:
                  15 %
                  This entity's share in the issuer's charter capital:  None

       25.41      Name:  Limited Liability Partnership RON
                  Location:  5, Delegatskaya Str., 127091, Moscow
                  Postal address: 5, Delegatskaya Str., 127091, Moscow Issuer's share in the charter capital of the legal entity:
                  12.4 %
                  This entity's share in the issuer's charter capital:  None

       25.42      Name:  Closed Joint Stock Company Expo-Telecom
                  Location:  7, Tverskaya Str., 103375, Moscow
                  Postal address: 7, Tverskaya Str., 103375, Moscow Issuer's share in the charter capital of the legal entity:
                  11.12 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.42.1 Evgeny Georgievich Kalinikhin
                          Functions of this person:  Sole Executive Body
                          This person's share in the issuer's charter capital:
                           0.0051 %

       25.43      Name:  Closed Joint Stock Company TV-Inform
                  Location:  1, Rusakovskaya Nab., 106076, Moscow
                  Postal address: 1, Rusakovskaya Nab., 106076, Moscow Issuer's share in the charter capital of the legal entity:
                  10.5 %
                  This entity's share in the issuer's charter capital:  None

       25.44      Name:  Open Joint Stock Company Avianet
                  Location: 37, Bldg. 7, Leningradsky Pr., 109052, Moscow Postal address: 37, Bldg. 7, Leningradsky Pr., 109052, Moscow Issuer's share in the charter capital of the legal entity:
                  10.3 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.45.1 Boris Vasilyevich Zverev
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0178 %

       25.45      Name:  Closed Joint Stock Company Telekros
                  Location:  27, Presnensky Val, 123557, Moscow
                  Postal address: 27, Presnensky Val, 123557, Moscow Issuer's share in the charter capital of the legal entity:
                  10 %
                  This entity's share in the issuer's charter capital:  None

       25.46      Name:  Closed Joint Stock Company WestBalt Telecom
                  Location:  32, Leninsky Pr., 236040, Kaliningrad
                  Postal address: 32, Leninsky Pr., 236040, Kaliningrad Issuer's share in the charter capital of the legal entity:
                  10 %
                  This entity's share in the issuer's charter capital:  None

       25.47 Name: Closed Joint Stock Company Sankt-Peterburgskiy Tsentr Elektrosvyazi
                  Location: 24, Bolshevikov Pr., 193232, St. Petersburg Postal address: 24, Bolshevikov Pr., 193232, St. Petersburg Issuer's share in the charter capital of the legal entity:
                  9.4 %
                  This entity's share in the issuer's charter capital:  None

       25.48 Name: Association of Telecommunications Enterprises of Povolzhye Region
                  Location:  1/3, Kuprina Str., 440606, Penza
                  Postal address:  1/3, Kuprina Str., 440606, Penza
                  Issuer's share in the charter capital of the legal entity: 9.09 %
                  This entity's share in the issuer's charter capital:  None

       25.49      Name:  Closed Joint Stock Company Registrator-Svyaz
                  Location: P.O. Box 45, 15A, Kalanchevskaya str., 107078 Postal address: P.O. Box 45, 15A, Kalanchevskaya str., 107078
                  Issuer's share in the charter capital of the legal entity:
                  8.64 %
                  This entity's share in the issuer's charter capital:  None

       25.50      Name:  Closed Joint Stock Company Ramsatcom
                  Location:  32-A, Leninsky Pr., 117334, Moscow
                  Postal address: 3, Bldg. 3, Solyanka Str., 109028, Moscow Issuer's share in the charter capital of the legal entity:
                  6.55 %
                  This entity's share in the issuer's charter capital:  None

       25.51      Name:  Closed Joint Stock Company Teleinf
                  Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
                  Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  6.25 %
                  This entity's share in the issuer's charter capital:  None

                  Officers:

                  25.51.1 Evgeny Ivanovich Mishin
                          Functions of this person: Member of the Board of Directors (Supervisory Council)
                          This person's share in the issuer's charter capital:
                          0.0102 %

       25.52 Name: Closed Joint Stock Company Rossiyskiye Informatsionniye Tstentry
                  Location: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  6.18 %
                  This entity's share in the issuer's charter capital:  None

       25.53      Name:  Limited Liability Company Svyazexpertiza
                  Location: 22, Bldg. 1, Marksistskaya Str., 109147,Moscow Postal address: 22, Bldg. 1, Marksistskaya Str., 109147, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  5.7 %
                  This entity's share in the issuer's charter capital:  None

       25.54 Name: Association of Telecommunications of Tsentralno-Chernozemny Region
                  Location:  Central District of the City of Voronezh
                  Postal address: 35, Pr. Revolyutsii, 394000, Voronezh Issuer's share in the charter capital of the legal entity:
                  0 %
                  This entity's share in the issuer's charter capital:  None

       25.55      Name:  Association of Communications Enterprises of Sibir and
                  Far East
                  Location:  8, Bogdanova Per., 664011, Irkutsk
                  Postal address:  8, Bogdanova Per., 664011, Irkutsk
                  Issuer's share in the charter capital of the legal entity:
                  0 %
                  This entity's share in the issuer's charter capital:  None

       25.56 Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya

                  Telecommunikatsiy
                  Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Postal address: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity:
                  0 %
                  This entity's share in the issuer's charter capital:  None

       25.57 Name: Association of Operators of Federal Network of Business Services ISKRA
                  Location:  40, Leninsky Pr., 117334, Moscow
                  Postal address:  40, Leninsky Pr., 117334, Moscow
                  Issuer's share in the charter capital of the legal entity:
                  0 %
                  This entity's share in the issuer's charter capital:  None

26.      Other Affiliates of the Issuer

       26.1       Name:  Open Joint-Stock Company Severo-Zapadny Telecom
                  Location: 24, Morskaya Str., 191186, St.-Petersburg Postal address: 24, Morskaya Str., 191186, St.-Petersburg Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.2       Name:  Open Joint-Stock Company Sibirtelecom
                  Location:  5, Lenina St., 630099, Novosibirsk
                  Postal address:  5, Lenina St., 630099, Novosibirsk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.3       Name:  Open Joint-Stock Company Central Telegraph
                  Location:  7, Tverskaya St., 103375, Moscow
                  Postal address:  7, Tverskaya St., 103375, Moscow
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.4       Name:  Open Joint-Stock Company Yuzhnaya
                  Telecommunikatsionnaya Kompaniya
                  Location:  66, Karasunskaya St., 350000, Krasnodar
                  Postal address: 66, Karasunskaya St., 350000, Krasnodar Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.5 Name: Dagestan Open Joint-Stock Company of Communications and Informatics
                  Location:  1, Pr. Lenina, 367012, Makhachkala, Dagestan
                  Republic
                  Postal address: 1, Pr. Lenina, 367012, Makhachkala, Dagestan Republic
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.6 Name: Subsidiary Closed Joint-Stock Company Armavirsky zavod svyazi
                  Location: 1-a, Urupskaya st., 352903, Armavir, Krasnodar district
                  Postal address: 1-a, Urupskaya st., 352903, Armavir, Krasnodar district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.7       Name: Closed Joint-Stock Company Ul'yanovsk GSM
                  Location:  60, L.Tolstogo st., 432601, Ul'yanovsk
                  Postal address: 41, Krasnoarmeiskaya st., 432063, Ul'yanovsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.8       Name: Closed Joint-Stock Company Svyazproekt
                  Location: 29-2, Narodnogo opolcheniya st., 123824, Moscow Postal address: 29-2, Narodnogo opolcheniya st., 123824, Moscow
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.9       Name: Closed Joint-Stock Company Istok & Co
                  Location: 23, pr. Geroev, 423800, Balakovo, Saratov district Postal address: 23, pr. Geroev, 423800, Balakovo, Saratov district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.10      Name: Closed Joint-Stock Company Autocenter Yug
                  Location: 48, Myshakskoe shosse, 353900, Novorossiisk, Krasnodar district
                  Postal address: 48, Myshakskoe shosse, 353900, Novorossiisk, Krasnodar district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.11      Name: Closed Joint-Stock Company Altai investment company
                  Altincom
                  Location:  96, Papanintsev st., 656049, Barnaul
                  Postal address: 96, Papanintsev st., 656049, Barnaul Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.12      Name: Closed Joint-Stock Company Altel
                  Location:  54V, pr-t Lenina., Barnaul
                  Postal address:  54V, pr-t Lenina., Barnaul
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.13      Name: Closed Joint-Stock Company Baikalwestcom
                  Location: 68, 2-d Zheleznodorozhnaya st., 664005, Irkutsk Postal address: 68, 2-d Zheleznodorozhnaya st., 664005, Irkutsk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.14      Name: Closed Joint-Stock Company BRIZ Ltd.
                  Location: 17-1,Starokonyushenniy per., 121002, Moscow Postal address: 17-1,Starokonyushenniy per., 121002, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.15 Name: Closed Joint-Stock Company Bryanskie sotovye seti ("Bryansk Cellular Networks")
                  Location:  9, Karl Marx st., 241000, Bryansk
                  Postal address:  9, Karl Marx st., 241000, Bryansk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.16 Name: Closed Joint-Stock Company Vologodskaya Sotovaya Svyaz ("Vologda Cellular")
                  Location:  109, Zosimovskaya st., Vologda
                  Postal address:  109, Zosimovskaya st., Vologda
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.17      Name: Closed Joint-Stock Company VSNET
                  Location: 6, Kukuevizkogo st., Surgut, Khanty-Mansiisk district
                  Postal address: 6, Kukuevizkogo st., Surgut, Khanty-Mansiisk district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.18      Name: Closed Joint-Stock Company Dag. TV-inform
                  Location:  3, pr-t Lenina, 367012, Makhachkala
                  Postal address:  3, pr-t Lenina, 367012, Makhachkala
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.19 Name: Closed Joint-Stock Company Dagestanskaya Sotovaya Svyaz ("Dagestan Cellular")
                  Location:  3, pr-t Lenina, 367012, Makhachkala
                  Postal address:  7, Oscara st., 367012, Makhachkala
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.20      Name: Closed Joint-Stock Company Delta-Telecom
                  Location: 22, Bolshaya Morskaya st., 191186, Saint-Petersburg Postal address: 22, Bolshaya Morskaya st., 191186, Saint-Petersburg
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.21      Name: Closed Joint-Stock Company Eniseitelecom
                  Location:  102, pr-t Mira, 660017, Krasnoyarsk-17
                  Postal address: 102, pr-t Mira, 660017, Krasnoyarsk-17 Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.22      Name: Closed Joint-Stock Company Interelectrosvyaz
                  Location: 5, 19 Parts'ezda st., Volzhskiy, Volgograd district Postal address: 5, 19 Parts'ezda st., Volzhskiy, Volgograd district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.23      Name: Closed Joint-Stock Company Infinvest
                  Location:  32, Gagarina blvd., 614070, Perm
                  Postal address:  32, Gagarina blvd., 614070, Perm
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.24 Name: Closed Joint-Stock Company Kaluzhskaya Sotovaya Svyaz ("Kaluga Cellular")
                  Location:  38, Teatral'naya st., 248600, Kaluga
                  Postal address:  85-2, Nikitina st., 248003, Kaluga
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.25      Name: Closed Joint-Stock Company KEDR-RMS
                  Location:  61, Sovetskiy pr., 650099, Kemerovo
                  Postal address:  61, Sovetskiy pr., 650099, Kemerovo
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.26      Name: Closed Joint-Stock Company Kuban-GSM
                  Location: 61, Gimnazicheskaya st., 350000, Krasnodar Postal address: 61, Gimnazicheskaya st., 350000, Krasnodar Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.27      Name: Closed Joint-Stock Company Lahdenpohskiy telephone
                  Location: 26, Lenina st., 186730, Lahdenpohya, Karel republic Postal address: 2-6, Zahodskogo st., 186730, Lahdenpohya, Karel republic
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.28      Name: Closed Joint-Stock Company Mobil telecommunications
                  Location:  55-2, Plyushciha st., 119121, Moscow
                  Postal address: 22, Marxistskaya st., 119147, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.29      Name: Closed Joint-Stock Company Narodniy telephone Saratov
                  Location:  40, Kiseleva st., 410600, Saratov
                  Postal address:  40, Kiseleva st., 410600, Saratov
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.30      Name: Closed Joint-Stock Company Novgorod Datacom
                  Location:  22, Industrial'naya st., Pankovka, Velikiy
                  Novgorod
                  Postal address: 20, Mikhailova st., Velikiy Novgorod Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.31      Name: Closed Joint-Stock Company Orenburg GSM
                  Location:  11, Volodarskogo st., Orenburg
                  Postal address:  p/b 2153, 460052, Orenburg
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.32      Name: Closed Joint-Stock Company Permtelecom
                  Location:  45, Podlesnaya st., 614000, Perm
                  Postal address:  45, Podlesnaya st., 614000, Perm
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.33      Name: Closed Joint-Stock Company Pulse-radio Yoshkar-Ola
                  Location:  138, Sovetskaya st., Yoshkar-Ola
                  Postal address:  138, Sovetskaya st., Yoshkar-Ola
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.34      Name: Closed Joint-Stock Company RusLeasingSvyaz
                  Location: 6, 2-d Spasonalivkovskiy per., 117909, Moscow Postal address: 6, 2-d Spasonalivkovskiy per., 117909, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.35      Name: Closed Joint-Stock Company Svyazinformcomplect

                  Location:  4a, Darvina st., 454087, Chelyabinsk
                  Postal address: 4a, Darvina st., 454087, Chelyabinsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.36 Name: Closed Joint-Stock Company Sotovaya Svyaz Birobidgana ("Birobidgan Cellular")
                  Location: 16, pr-t 60-letiya USSR, 682200, Birobidgan Postal address: 16, pr-t 60-letiya USSR, 682200, Birobidgan Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.37 Name: Closed Joint-Stock Company Sotovaya Svyaz Mordovii ("Mordoviya Cellular")
                  Location: 13, Bol'shevistskaya st., 430000, Saransk, Mordoviya republic
                  Postal address: 13, Bol'shevistskaya st., 430000, Saransk, Mordoviya republic
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.38      Name: Closed Joint-Stock Company Startcom
                  Location: 6, 2-d Spasonalivkovskiy per., 117909, Moscow Postal address: 26-2, Zoologicheskaya st., 123242, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.39      Name: Closed Joint-Stock Company Telesot-Alaniya
                  Location: 47, Kirova st., 362040, Vladikavkaz, RSO-A Postal address: 47, Kirova st., 362040, Vladikavkaz, RSO-A Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.40      Name: Closed Joint-Stock Company Tyumen-Ruscom
                  Location:  56, Malygina st., 625048, Tyumen
                  Postal address:  56, Malygina st., 625048, Tyumen
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.41      Name: Closed Joint-Stock Company Usolskiy Telephone
                  Location: 69, Mendeleeva st., 665470, Usol'e-Sibirskoe, Irkutsk district
                  Postal address: 69, Mendeleeva st., 665470, Usol'e-Sibirskoe, Irkutsk district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.42      Name: Closed Joint-Stock Company FK-Svyaz
                  Location:  14, Volgogradskiy pr-t., 109316, Moscow
                  Postal address: Malaya Semenovskaya st., 105023, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.43 Name: Closed Joint-Stock Company Center vnedreniya specialized systems
                  Location:  161, Kirova st., 454005, Chelyabinsk
                  Postal address:  161, Kirova st., 454005, Chelyabinsk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.44      Name: Closed Joint-Stock Company Digital Telecommunications

                  Location:  20a, Gagarina st., 428000, Cheboksary
                  Postal address: 20a, Gagarina st., 428000, Cheboksary Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.45      Name: Closed Joint-Stock Company South-Sibir Cellular
                  Location:  13, Severo-Zapadnaya st., Barnaul
                  Postal address:  13, Severo-Zapadnaya st., Barnaul
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.46      Name: Non-state pension fund Region-Svyaz
                  Location:  10, Cvillinga st., 454000, Chelyabinsk
                  Postal address: 10, Cvillinga st., 454000, Chelyabinsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.47      Name: Non-state pension fund Svyazist
                  Location:  10, Cvillinga st., 454000, Chelyabinsk
                  Postal address: 10, Cvillinga st., 454000, Chelyabinsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.48      Name: Limited liability company AMT
                  Location: 14, Sinopskaya nab., 191186, Saint-Petersburg Postal address: 3-5, B. Morskaya st., 191186, Saint-Petersburg
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.49      Name: Limited liability company Bona
                  Location:  45, Troizkiy pr., 163061, Arkhangelsk
                  Postal address: 45, Troizkiy pr., 163061, Arkhangelsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.50      Name: Limited liability company Vlad Page
                  Location:  42, Gorkogo st., 600000, Vladimir
                  Postal address:  42, Gorkogo st., 600000, Vladimir
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.51      Name: Limited liability company Vladimir Taxophone
                  Location:  32V, pr-t Stroitelei., 600014, Vladimir
                  Postal address: 32V, pr-t Stroitelei., 600014, Vladimir Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.52      Name: Limited liability company Vyatka Page
                  Location:  1, Uralskaya st., Kirov
                  Postal address:  115, Oktyabrskiy pr-t, Kirov
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.53 Name: Limited liability company Vyatskaya Sotovaya Svyaz ("Vyatka Cellular")
                  Location:  1, Uralskaya st., Kirov
                  Postal address:  1, Uralskaya st., Kirov

                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.54      Name: Limited liability company MobilCom
                  Location:  17, Mira st., 600017, Vladimir
                  Postal address:  17, Mira st., 600017, Vladimir
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.55      Name: Limited liability company Science-Production Center
                  Rostinform
                  Location: 53, Voroshilovskiy pr., 344007, Rostov-on-Don Postal address: 53, Voroshilovskiy pr., 344007, Rostov-on-Don Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.56      Name: Limited liability company Page-Telecom
                  Location: 6, pr-t Stroitelei, 162627, Cherepovec, Vologda district
                  Postal address: 6, pr-t Stroitelei, 162627, Cherepovec, Vologda district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.57      Name: Limited liability company Perminform
                  Location:  2, Krupskoy st., 614060, Perm
                  Postal address:  2, Krupskoy st., 614060, Perm
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.58      Name: Limited liability company Polycomp
                  Location: 24, B. Morskaya st., 191186, Saint-Petersburg Postal address: 20, B. Morskaya st., 191186, Saint-Petersburg Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.59      Name: Limited liability company Radio-Resonance
                  Location:  8, Oxkiy s'ezd, 603022, Nizhniy Novgorod
                  Postal address: 8, Oxkiy s'ezd, 603022, Nizhniy Novgorod Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.60      Name: Limited liability company Russian-American Joint Venture
                  Izhcom
                  Location:  206, Karl Marx st., 426057, Izhevsk
                  Postal address:  206, Karl Marx st., 426057, Izhevsk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.61      Name: Limited liability company Sevtelecom
                  Location:  27, Leningradskaya st., 183038, Murmansk
                  Postal address: 27, Leningradskaya st., 183038, Murmansk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.62      Name: Limited liability company Telecom-Stroi
                  Location:  92, Paris Communa st., 153017, Ivanovo
                  Postal address:  13, pr-t Lenina, 153017, Ivanovo
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.63       Name: Limited liability company Telecom-Terminal
                  Location:  13, pr-t Lenina, 153017, Ivanovo
                  Postal address:  13, pr-t Lenina, 153017, Ivanovo
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.64      Name: Limited liability company Tomsktelecom-Nicola Tesla
                  Location:  21, Krylova st., 634050, Tomsk
                  Postal address:  1, Makrushina st., 634040, Tomsk
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.65      Name: Limited liability company Trade House Electrosvyaz
                  Location:  107, Lanina st., 672076, Chita
                  Postal address:  107, Lanina st., 672076, Chita
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.66      Name: Limited liability company Trade House Svyazi
                  Location:  8, Gagarina st., 620026, Ekaterinburg
                  Postal address: 8, Gagarina st., 620026, Ekaterinburg Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.67      Name: Limited liability company TorgSvyaz
                  Location:  129a, Lenina st., Kirov
                  Postal address:  129a, Lenina st., Kirov
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.68      Name: Limited liability company Tyumentelecom-Invest
                  Location:  56, Republic st., 625000, Tyumen
                  Postal address:  56, Republic st., 625000, Tyumen
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.69 Name: Limited liability company Udmurtskie Sotovye Seti-450 ("Udmurtiya Cellular-450")
                  Location:  206, Pushkinskaya st., 426034, Izhevsk
                  Postal address: 206, Pushkinskaya st., 426034, Izhevsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.70      Name: Limited liability company UralInform TV
                  Location: 2, Krupskoy st., 614060, Perm
                  Postal address: 2, Krupskoy st., 614060, Perm
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

       26.71      Name: Limited liability company Factorial-99
                  Location: 47, Bratskiy per., 344082, Rostov-on-Don
                  Postal address: 47, Bratskiy per., 344082, Rostov-on-Don Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.72       Name: Limited liability company Centrum
                  Location: 22, Antikaynena st., 185000, Petrozavodsk
                  Postal address: 22, Antikaynena st., 185000, Petrozavodsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.73       Name: Limited liability company Private security enterprise
                  ROS
                  Location: 30, Dzerzhinskogo st., 440062, Penza
                  Postal address: 30, Dzerzhinskogo st., 440062, Penza
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.74       Name: Open Joint Stock Company A-svyaz
                  Location: 42, B. Khmelnickogo st., 675000, Blagoveshensk, Amur district
                  Postal address: 42, B. Khmelnickogo st., 675000, Blagoveshensk, Amur district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.75       Name: Open Joint Stock Company AK Mobiltelecom
                  Location: 16a, Suhe-Batora st., 670000, Ulan-Ude, Byryatiya republic
                  Postal address: 42, Lenina st., 670000, Ulan-Ude, Byryatiya republic
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.76       Name: Open Joint Stock Company Alternative telephone networks
                  Location: 13a, Moskovskaya st., 366720, Nazran, Ingush republic
                  Postal address: 22, Novotorzhskaya st., 170000, Tver
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.77       Name: Open Joint Stock Company Volga Telecom
                  Location: Dom svyazi, Maxima Gor'kogo pl., 603000, Nizhniy Novgorod
                  Postal address: Dom svyazi, Maxima Gor'kogo pl., 603000, Nizhniy Novgorod
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.78       Name: Open Joint Stock Company Giprosvyaz
                  Location: 11, 3-d Khoroshevskaya st., 123298, Moscow Postal address: 11, 3-d Khoroshevskaya st., 123298, Moscow Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.79       Name: Open Joint Stock Company Dalnevostochnaya Electrosvyaz
                  Company
                  Location: 57, Svetlanskaya st., 690600, Vladivostok
                  Postal address: 57, Svetlanskaya st., 690600, Vladivostok Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.80       Name: Open Joint Stock Company InfoTex Taganrog Telecom
                  Location: 19, Oktyabrskaya st., 347920, Taganrog, Rostov district
                  Postal address: 19, Oktyabrskaya st., 347920, Taganrog, Rostov district
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.81       Name: Open Joint Stock Company Kostroma City Telephone Network
                  Location: 6, Gagarina st., 156023, Kostroma
                  Postal address: 6, Gagarina st., 156023, Kostroma

                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.82       Name: Open Joint Stock Company Lensvyaz
                  Location: 61, B. Morskaya st., 190000, Saint-Petersburg Postal address: 61, B. Morskaya st., 190000, Saint-Petersburg Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.83       Name: Open Joint Stock Company NGTS-Page
                  Location: 15/3, Vystavochnaya st., Novosibirsk-78
                  Postal address: 22, Sibiryakov-Gvardeycev st., Novosibirsk-78 Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.84       Name: Open Joint Stock Company Rinet
                  Location: 86, Kirova st., 630102, Novosibirsk
                  Postal address: 1, Trudovaya st., 630102, Novosibirsk Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.85       Name: Open Joint Stock Company Svayz, Komi Republic
                  Location: 60, Lenina st., 167610, Cyktyvkar
                  Postal address: 60, Lenina st., 167610, Cyktyvkar
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.86       Name: Open Joint Stock Company SKET
                  Location: 4, Tukhachevskogo st., 355040, Stavropol
                  Postal address: 4, Tukhachevskogo st., 355040, Stavropol Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.87       Name: Open Joint Stock Company Stavtelecom
                  Location: 10/12, pr-t Oktyabrskoy Revolution., 355035,
                  Stavropol
                  Postal address: p/b 15/85, 23, pr-t Oktyabrskoy Revolution., 355035, Stavropol
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.88       Name: Open Joint Stock Company Stromgeomash
                  Location: 35, promzona Lazurnaya, 170017, Tver
                  Postal address: 35, promzona Lazurnaya, 170017, Tver
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.89       Name: Open Joint Stock Company Telecom Ryazan district
                  Location: 36, Svobody st., 390006, Ryazan
                  Postal address: 36, Svobody st., 390006, Ryazan
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.90       Name: Open Joint Stock Company Uralsvyazinform
                  Location: 68, Lenina st., 614096, Perm
                  Postal address: 68, Lenina st., 614096, Perm
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.91       Name: Open Joint Stock Company Central Telecommunication
                  Company
                  Location: 33, Proletarskaya st., 141400, Khimki, Moscow district
                  Postal address: 29-2, Narodnogo Opolcheniya st., 123154,
                  Moscow
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.92       Name: Limited liability partnership Teleport-Ivanovo
                  Location: 90, Tashkentskaya st., 153032, Ivanovo
                  Postal address: 90, Tashkentskaya st., 153032, Ivanovo Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None

      26.93       Name: Closed Joint-Stock Company ROSPAC
                  Location: 2a, Bryusov per., 103009, Moscow
                  Postal address: 2a, Bryusov per., 103009, Moscow
                  Share of the issuer in the charter capital of this entity:
                  None
                  This entity's share in the issuer's charter capital:  None


27.    The Issuer's Share in Charter Capitals of Affiliated Legal Entities

       See sections 24, 25, 26

28. Share of the Issuer's Affiliates as Well as the Share of Founders and Executive Officers of Such Affiliates in the Issuer's Charter Capital

       See sections 24, 25, 26

29.    Persons Holding at Least 5% of Votes in the Issuer's Supreme Management
       Body

       Name:  Open Joint-Stock Company Svyazinvest
       Share:  50.669 %

       Name: ING Bank (Eurasia) ZAO / ING Depositary-ING Barings (nominee holder)
       Share:  24.676 %

       Name: National Depositary Center, a non-commercial partnership (nominee holder)
       Share:  10.163 %

30. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

       Organization:   Association  of  Telecommunications  Enterprises  of  the
       Povolzhye Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

       Organization: Association of Telecommunications Enterprises of Sibir and Far East Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: co-ordination of entrepreneurial activities of the Association members, contributing to development of cooperation and production specialization, arrangement of meetings, seminars for directors and specialists of telecommunications enterprises.

       Organization: Association of Telecommunications Of Tsentralno-Tchernozemny Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

       Organization: Association of Operators of the Federal Network of Business Services ISKRA Issuer's position and role in the Organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: contributing to development of Interrelated Communications Network of the Russian Federation, contributing to development of allocated federal network of the business services Iskra.

31.    Issuer's Subsidiaries and Representative Offices

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 3
       Location:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
       Postal address:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
       The head:  Evgeny Vladimirovich Gerasimov
       Opening date:  September 23, 1993
       Power of Attorney expiry date:  September 27, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 5
       Location:  292, Sadovaya Str., 443001, Samara
       Postal address:  292, Sadovaya Str., 443001, Samara
       The head:  Sergei Valeryevich Omelchenko
       Opening date:  September 23, 1993
       Power of Attorney expiry date:  January 15, 2005

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 6
       Location:  19, Petelina Str., 610014, Kirov
       Postal address:  19, Petelina Str., 610014, Kirov
       The head:  Valery Timofeevich Ivanov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 8
       Location:  33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk
       Postal address:  33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk
       The head:  Anatoly Ivanovich Parfenov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 13, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 12
       Location:  34a, 4th Zheleznodorozhnaya Str., 664039, Irkutsk
       Postal address:  34a, 4th Zheleznodorozhnaya Str., 664039, Irkutsk
       The head:  Pavel Remirovich Fisenko
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  June 14, 2005

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 13
       Location:  44, Moskovskoye Shosse, 160025, Vologda

       Postal address:  44, Moskovskoye Shosse, 160025, Vologda
       The head:  Anatoly Dmitrievich Staroverov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 14
       Location:  4a, Asbestovsky Per., 620067, Ekaterinburg
       Postal address:  4a, Asbestovsky Per., 620067, Ekaterinburg
       The head:  Nikolay Ivanovich Vydrya
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 13, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 15
       Location:  23, Pushkina Str., 680000, Khabarovsk
       Postal address:  23, Pushkina Str., 680000, Khabarovsk
       The head:  Vladimir Viktorovich Novishkov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 14, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 16
       Location:  23, B. Gornaya Str., 410005, Saratov
       Postal address:  23, B. Gornaya Str., 410005, Saratov
       The head:  Alexei Filimonovich Yaremchuk
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 17
       Location:  246, K. Marx Str., 660100, Krasnoyarsk
       Postal address:  246, K. Marx Str., 660100, Krasnoyarsk
       The head:  Mikhail Petrovich Tischenko
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 18
       Location:  1, Gogolya Str., 677008, Yakutsk
       Postal address:  1, Gogolya Str., 677008, Yakutsk
       The head:  Georgy Georgievich Ipatyev
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 19
       Location:  9, Magadanka River Embankment, 685000, Magadan
       Postal address:  9, Magadanka River Embankment, 685000, Magadan
       The head:  Nikolai Ivanovich Kungurov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  May 07, 2005

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 23
       Location: 37, Parkovaya Str., 185630, Petrozavodsk, Republic of Karelia Postal address: 37, Parkovaya Str., 185630, Petrozavodsk, Republic of Karelia
       The head:  Alexei Alexeevich Domoroschin
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 26
       Location:  36, Permyakova Str., 625013, Tyumen

       Postal address:  36, Permyakova Str., 625013, Tyumen
       The head:  Vladimir Ivanovich Sokolov
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  December 03, 2004

       Name:  Mezhdunarodnaya Svyaz (MnS RT)
       Location:  7, Butlerova Str., 117485, Moscow
       Postal address:  7, Butlerova Str., 117485, Moscow
       The head:  Anatoly Dmitrievich Orlov
       Opening date:  June 5, 1995
       Power of Attorney expiry date:  May 07, 2005

       Name:  Uchebno-Proizvodstvenny Tsentr (UPTs RT)
       Location: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region Postal address: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region
       The head:  Olga Viktorovna Zaytseva
       Opening date:  26.08.1997
       Power of Attorney expiry date:  September 30, 2005

       Name:  Long-Distance and International Telephone (MMT)
       Location:  30, Goncharnaya Str., 109172, Moscow
       Postal address:  30, Goncharnaya Str., 109172, Moscow
       The head:  Boris Vasilyevich Zverev
       Opening date:  September 23, 1993
       Power of Attorney expiry date:  December 3, 2004

       Name: Main Control Center of Long-Distance Communications and Television (GTsUMS)
       Location:  25, Dubovaya Roscha Str., 127427, Moscow
       Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
       The head:  Alexei Evgenyevich Shevchenko
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  July 19, 2005

       Name:  Central Branch of Open Joint Stock Company Rostelecom
       Location: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow Postal address: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow The head: Vladimir Alexandrovich Petrov
       Opening date:  January 1, 2002
       Power of Attorney expiry date:  January 9, 2005

       Name:  South Branch of Open Joint Stock Company Rostelecom
       Location:  344006, 152 Pushkinskaya Str., Rostov-on-Don
       Postal address: 344006, 152 Pushkinskaya Str., Rostov-on-Don The head: Afanasiev Aleksandr Leonidovich
       Opening date:  February 5, 1993
       Power of Attorney expiry date:  October 8, 2004

       Name: Representative Office of the Open Joint-Stock Company Long-Distance and International Telecommunications Rostelecom in Geneve, Switzerland
       Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Postal address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
       The head:  Alexander Ivanovich Kushtuev
       Opening date:  May 14, 1999
       Power of Attorney expiry date:  December 18, 2003

       Name: Representative office in Erevan, Republic of Armenia (28, Nalbandyana Str., 375010,

       Erevan)
       Location:  28, Nalbandyana Str., 375010, Erevan
       Postal address:  28, Nalbandyana Str., 375010, Erevan
       The head:  Igor Alexandrovich Slavgorodsky
       Opening date:  April 11, 2002
       Power of Attorney expiry date:  May 28, 2003

32.    Number of the Issuer's Employees

       The Issuer's average staff on the payroll, including those employed at its branches and representative offices, was 30 203 in the reporting period.

33.    Description of the Issuer's Principal Activities

       Rostelecom is the principal provider of international and domestic long-distance telecommunication services in Russia. The Company renders international and domestic long-distance traffic throughput services to 7 united regional telephones operators (SuperRegional Companies - hereinafter SRC). Additionally, Rostelecom provides long-distance traffic throughput services to overlay networks operators as well as international and long-distance services to end-users in Moscow. Rostelecom does not practice any types of seasonal operations.

       Rostelecom operates its own trunk network, which transmits the bulk of Russia's domestic and international traffic. The Company's trunk network is comprised of nearly 200,000 kilometers of digital and analog lines. Its digitalization level in terms of channel kilometers exceeded 73% as of the end of 2001. For its network, the Company uses switching and network equipment of such manufacturers as Siemens, NEC, Alcatel, Fujitsu, Iskratel, Ericsson, and Ericsson Nicola Tesla. At that, none of these manufacturers contributes more than 10% to Rostelecom's total supplies.

       The "backbones" of the Rostelecom network are its modern fiber optic lines: Moscow - Novorossiisk, Moscow - Khabarovsk, and Moscow - St. Petersburg. The Company has completed a major part of construction of its domestic long-distance digital transit network based on eight powerful Automatic Switching Nodes ("UAKs"). Today, 90% of the Automatic Trunk Exchanges ("AMTS") are connected through two or more paths to the Company's UAKs.

       Rostelecom has completed construction of a fully connected, redundant international digital network based on 11 international switching centers ("ISCs"). Due to the Rostelecom's network, the international telecommunication services are currently available in any geographic area of Russia. The Company has direct access to 74 countries and participates in 28 international cable systems. Rostelecom interacts with 295 international operators and network administrators, and tries to frame up its extensive relationship with the relevant agreements.

       Rostelecom participates in a number of organizations specializing in the provision of modern communication services in Russia, including multimedia communication, Internet providers and other value added services.

       In spite of the fact that international and long-distance services remain the main source of its revenues, Rostelecom continues working on expanding the range of services to be rendered to both end-users and operators.

       Integrated Service Digital Network (ISDN) Services: in 2001, 19 regions of Russia and 3 overlay network operators, Telmos, Comstar and Sovintel, got connected to Rostelecom ISDN network. Rostelecom launched the international ISDN project in cooperation with 4 international operators:
       Finnet (Finland), Slovak Telecom (Slovakia), Teleglobe (Canada) and Ukrtelecom (Ukraine). This made the ISDN network available for 51 regions and 5 overlay network operators. The international ISDN services are being offered to 30 countries and 34 international operators.

       Frame Relay Technology Services: The Company uses the Moscow Center for International Access to provide the international Frame Relay technology services to Russian corporate customers and international service providers.

       International Roaming: Rostelecom routes international roaming signal messages to 108 countries (253 international mobile operators). During 2001, the access was provided to the networks of 45 operators. Major mobile operators of Russia use the Rostelecom's international signal network.

       Intellectual Platform-Based Services: in March 2001, FreePhone 800, the first service based on the Company's intellectual platform, was introduced to the market. The international companies broadly employ this service as an effective advertising and marketing tool. Rostelecom made this service available for Russian consumers. In July 2001, the Company launched the 809 Information Service available for an extra pay.

       Plastic Cards Used for Payment of Domestic Long-Distance and International Services: in early 2001, the Company and Closed Joint Stock Company KB Guta Bank implemented a new technology which enabled customers to pay for international and long-distance services by VISA, EC/MC and Union Card plastic cards of any bank. In the autumn of 2001, together
       with  Guta  Bank,   Rostelecom   issued  the  ROSTELECOM   Visa  Electron
       international plastic card. Further, the Company kept expanding the availability of its international and long-distance services through various types of specialized cards, including the World Card and telephone service cards STC, and STC-Intertone.

       International and long-distance traffic is a prime source of the Company's revenues.

       Structure of Rostelecom's revenues in 1999-2002.

       Type of operation:             1999      2000       2001      1Q 2002     2Q 2002     3Q 2002     4Q 2002
       1. Long-distance traffic       34.17%    33.37%     37.34%    41.02%      38.25%      42.53%      42.59%
       2. International traffic       57.94%    54.85%     45.07%    41.72%      39.38%      39.01%      36.85%
       3. Channel lease               3.93%     4.63%      7.53%     9.66%       10.45%      10.34%      10.67%
       4. TV, radio broadcasting      0.83%     2.17%      2.30%     2.40%       2.46%       2.41%       2.55%
       5. Internet                    1.00%     2.02%      2.15%     0.02%       0.03%       0.03%       0.03%
       6. Other                       2.13%     2.96%      5.61%     5.18%       9.44%       5.69%       7.31%
       7. Total revenues              100%      100%       100%      100%        100%        100%        100%

       The licenses obtained authorize Rostelecom to provide international and long-distance telecommunications services on the whole territory of the Russian Federation. Rostelecom's network interconnects all SRCs, which operate their own local telephone networks. Rostelecom does not bill most end-users directly, except for certain enterprises, Russian governmental bodies and individual customers in Moscow, but instead collects payments from SRCs and other entities, which charge their local customers for domestic long-distance and international outgoing calls independently. As a result, Rostelecom does not have any customers, which account for more than 10% of its total service sales.

       Inventory

       Rostelecom is pursuing a stringent policy on inventory optimization. The volume of inventory is determined by standards developed and approved in order to ensure for uninterruptible functioning and operation of Rostelecom trunk networks.

       Principal Competitors

       Currently, Rostelecom strives to take a lead role in the ongoing liberalization of the telecommunications market in Russia, and for this purpose develops effective and competitive businesses able to anticipate customer needs.

       Rostelecom believes that unique networks, which it created during the ten years of its existence, would secure its goals.

       The Company is monitoring its competitors in order to better understand their impact on Rostelecom's activities. To further build its development strategy, the Company evaluates activities of alternative operators and operators of overlay networks. Rostelecom's primary competitors are as follows:

       Closed  Joint  Stock  Company  TransTeleCom   Company.  The  company  was
       established in 1997 with the intent to upgrade the information and technology segment in the infrastructure of the Ministry of Railways of the Russian Federation and, for this purpose, construct and profitably operate a high-bandwidth telecommunications network along rail routes. Today, TransTelecom holds operator licenses to lease out communications paths and channels, provide telematics services (including the Internet), data transmission (ATM, Frame Relay, IP, X.25) as well as services for local, intra-zonal and domestic long-distance communications.

       Initially, TransTelecom was planned to use a part of its capacity to satisfy telecommunications needs of the Ministry of Railroads and sell the remaining capacity to third parties. TransTelecom however does not currently have a license to render trunk communications services. At the end of May 2002, representatives of Sviazinvest were elected to the Board of Directors of TransTelecom.

       In the first half of 2002, a group of representatives of the Ministry of Telecommunications, Ministry of Railroads and Ministry of Economic
       Development and Trade was organized to decide on the future of TransTelecom.

       Closed Joint Stock Company Sonera Rus incorporates Sonera Corporation. Closed Joint Stock Company Sonera Rus, which has offices in Moscow and Saint Petersburg, has been representing Sonera Corporation on the Russian market since 1993.

       Closed Joint Stock Company Sonera Rus has created its own network comprising two fiber-optic lines between Finland and Russia: FRL (Finnish
       - Russian Line) and FROG (Finnish - Russian Optical Gateway). Sonera Rus is licensed to lease out channels in Moscow, Saint Petersburg and northwestern region of Russia. It provides data transmission and telematics services.

       Golden Telecom, Inc. is a lead operator of integrated telecommunications and Internet in major cities of Russia, Ukraine, Kazakhstan and other CIS countries. In particular, the company renders local access services, using its own overlay networks in Moscow, Kiev, Saint Petersburg and Nizhny Novgorod; it also provides data transmission, Internet, domestic long-distance and cellular services.

       Golden Telecom, Inc. comprises three principal operators including TeleRoss, Sovintel and Golden Telecom-Ukraine, and bases its activities in Russia and the CIS countries on a network of its branches and joint ventures being in its ownership or controlled. Today the company offers a complete range of data and voice transmission services in 15 Russian cities: Moscow, Arkhangelsk, Vladivostok, Volgograd, Voronezh, Irkutsk, Krasnodar, Nizhny Novgorod, Novosibirsk, Samara, Syktyvkar, Tyumen, Ufa, and Khabarovsk.

       Sistema Telecom was established on 1 July 1998 as a subsidiary of OAO Aktsionernaya Finansovaya Kompania Sistema (OAO AFK Sistema).

       Sistema Telecom holds presence in various market segments, including telephony, data transmission, the Internet, cellular, satellite, paging and trunking communications. MTU-Intel, Comstar, MTU-Inform, Telmos, Vympel-Sistema, MSS, MTS, Golden-Line and other companies are members of the Sistema Telecom group.

       Open Joint Stock Company Comincom comprises Norwegian telecommunications operator Telenor as shareholder.

       The key components of the Open Joint Stock Company Comincom communications network are satellite communications network and integrated transportation network operating mostly on-land communications facilities and providing for joint transmission of any type of traffic. Currently, Comincom services include local communications, domestic long-distance and international telephone communications through allocated and public service networks, data transmission, Internet, ISDN, videoconferencing, and other services. Open Joint Stock Company Comincom's subsidiary Closed Joint Stock Company Combellga is its main Internet provider in Moscow.

       Besides the above competitors, Rostelecom is also challenged by a high level of competition from alternative operators such as Open Joint Stock Company Gazcom and Open Joint Stock Company Enifcom. These companies are acting under the corporate patronage of Open Joint Stock Company Gazprom and RAO UES respectively.

       The Company realizes that it should develop and change abreast of the market evolution in order to remain competent. For this purpose, the Company has prepared and started implementing a program of priority measures, which the Company expects will ensure achievement of its goals. The further development of the Company will be driven by commercial priorities indicated by customer demands.

       Rostelecom's primary objectives for 2002 are as follows:

       o implementing a system of monitoring competition environment in the market; and

       o  developing and implementing an aggressive marketing strategy.

       The Company's marketing strategy for 2002 is to strengthen its position on both Moscow retail market by optimizing the end-user tariffs and the operator market by increasing the traffic volumes passing through Rostelecom network.

       The reform of telecommunications industry and continuing company's reorganization implemented by Sviazinvest will certainly affect the competitors' balance in the sector. The yet-to-be-agreed conditions of the liberalized telecommunications market, pending uncertainty in the future legal environment in the industry and terms on which Rostelecom will enter the demonopolized market do not allow to make a more precise assessment of the competitive environment. Until Rostelecom's non-core businesses, cross-subsidy costs and other public obligations are finally negotiated with the Government, it would be premature to count on a fair competition on the Russian telecommunications market or calculate its influence on the Company's operations.


The Characterization of Telecommunications Industry

       Seven Russian SuperRegional Companies ("SRCs") install and maintain subscriber access lines, provide local switching and transmission services and interconnect subscribers with Rostelecom's domestic long-distance and international network.

       The restructuring of Open Joint Stock Company Sviazinvest was aimed to prepare the member companies of holding, including Rostelecom, for the future liberated market conditions.

       Rostelecom, on its part, has completed the branch network restructuring, which created 7 regional branches formed on the basis of the former 15. The Company plans to merge 20 branches into 10, which it believes will improve its manageability and reduce internal operating costs. The Company will also finalize the principles for interaction between the merged Rostelecom branches and combined local operators of Open Joint Stock Company Sviazinvest, including the master plan of network data interconnection, which will provide for effective cooperation with SRCs in unregulated market conditions.

       The successful implementation of the Company's marketing strategy, including the strengthened position on the long-distance communication market, entry into the international market of transit services, and captured dominant position on the high-tech services market, as well as implementation of the Company's technological strategy envisaging an increase in throughput capacity and digital network intellectualization, creation and development of a multiservice network are the accomplishments which will allow Rostelecom to prepare for the oncoming market liberalization.

       The principal factor affecting the Company's position in the telecommunications market is the imperfect legal and regulatory base governing the telecommunications industry in Russia, which is reflected in the current tariff policy, social obligations of Rostelecom, accession procedures and licensing policy dictated by the Ministry of Communications.

       Being aware of the importance and value in retaining the position of Rostelecom, Svyazinvest supports the Company's monopoly on the telecommunications market and actively participates, jointly with Rostelecom, in the governmental reform of the telecommunications industry, asserts Rostelecom's rights for reimbursement for "social costs" and even distribution of social obligations among all market participants, and contributes to the optimization of the Company's interaction with other dependent entities of the Svyazinvest Group.

       In light of the future market reform, the state also recognizes the influence exerted by Rostelecom on the current market and its future development.

       Today, the Company almost fully satisfies other operators' demand for trunk network services and has the potential to retain this dominant position in the future. As a result of the arrangements undertaken by the state in light of the market liberalization, the Company may expect the long-distance market to become more attractive once the cross-subsidies practice is abandoned.

       The Company expects that the market reform will shift the demand structure towards end-users' increased demand for modern digital services and increase competition from alternative operators working in deregulated segments.

       The Russian government has stated the importance to retain, in the process of reform, the system of integral control over the public network to assure effective management of network resources and national security. The efforts of the Russian government are also focused on providing for general conditions for effective utilization of investments in the sector, rendering modern communications services to bodies of state administration in accordance with their growing demand, creating conditions for Russia's integration into the European and global telecommunications complex, and ensuring efficient management of the state property.

34.    Investment Declaration. Description of the Issuer's Activity

       To be provided by investment funds only.

35.    Plans for the Issuer's Future Activity

       Since its foundation, the Company has been heavily investing into modernization and development of its international and long-distance communications networks. The first stage of the investment program provided for construction of new and modernization of existing primary network facilities. The second stage included the switching capacity expansion, construction of new modern communication lines and upgrading of the existing trunks and stations of the Russian network of international communications.

       Main Directions of Company's Development in 2002

       As a priority for 2002, the Company views construction and modernization of its network in order to increase the volume of existing and future services. The amount of the Company's capital investments in 2002 will reach 4.2 billion rubles, 1.1 billion of which will be spent on the technical maintenance of the Company's network. An estimated 1.1 billion rubles construction of new fiber optic lines intended to reach the most promising markets and a 2.0 billion rubles modernization project intended to increase the network throughput capacity and promote new services are considered as the priority investment projects. New types of services are also planned to be developed.

       The most significant projects in 2002 are as follows:

       - FOL Ioshkar-Ola - Kirov with a link to Cheboksary;

       - International FOL Russia - Kazakhstan;

       - Baltic Cable System, Stage I;

       - Reconstruction of FOL Moscow - Novosibirsk;

       - Additional equipment of FOL Moscow - Novorossiisk;

       - FOL Gatikha - D. Konstantinovo with a link to Nizhny Novgorod;

       - FOL Kaliningrad - Gvardeisk with a link to the state border with Lithuania; as well as construction of international telephone exchange in Kaliningrad, and

       - International FOL Russia - Azerbaidzhan.

       The  new   fiber-optic   cables  will  give  the  Company  an  access  to
       strategically important international directions and connect major cities with the Company's trunk network.

       The projects listed below are planned by the Company for 2002:

       - FOL Yoshkar - Ola - Kirov will connect the cities of Kirov and Cheboksary to Rostelecom's trunk network;

       - Construction of FOL Kaliningrdad - Gvardeisk will provide access to Kaliningrad and Russia's state borders with Lithuania and Poland;

       - Construction of two new FOLs: FOL Russia-Azerbaijan and FOL Gatikha - D.Konstantinovo - Nizhny Novgorod.

       The Company is upgrading its networks in order to increase the throughput capacity and offer new services:


       - Construction of the Baltic Cable System (1st Stage) jointly with the Swedish company Telia, in the course of which the Moscow - St. Petersburg
       - Kingisepp line using the dense wave-length division multiplexing ("DWDM") technology will also be upgraded and the Company's operations in respect of the international cable systems will be expanded.

       - Expansion of the Moscow - Novosibirsk line throughput capacity based on DWDM technology.

       - Expansion of the Moscow - Novorossiisk line throughput capacity based on DWDM technology.

       - The existing FOLs will be additionally equipped with wavelength-division multiplex equipment that will ensure effective operation of the existing communications lines for a long term and provide them with the required throughput capacity. The upgrading of these lines will use modern DWDM technology, without decommissioning of the existing PDH and SDH systems operable in parallel with DWDM, which will allow to transfer all types of information at rates higher than 10 Gb/s.

       - Creation of Rostelecom data transmission centers accompanied by introduction of intellectual network services and a flexible multiplexor network.

       In addition, in 2002 the Company plans to:

       o  upgrade of a 34Mb/s microwave line to Arkhangelsk;

       o upgrade of a microwave line by two digital paths of 17 Mbit/s each, to Yakutsk;

       o  continue   increasing   the   capacity  of  the  Eastern   segment  of
          Rostelecom's satellite network;

       o  upgrade    a    ground    satellite    communications    station    in
          Petropavlovsk-Kamchatsky and complete equipment of a ground station in Arkhangelsk;

       o  reconstruct   telecommunications   facilities   at  the  Main  Russian
          Television Center (GTsRT) in Ostankino;

       o put into operation the Moscow-based MTS-9 switching center, which will significantly broaden the offered range of services;

       o expand the platform of a packet telephony exchange in Moscow, introduce intellectual services, and construct packet telephony gateways to St. Petersburg, Rostov-on-Don, Samara, Novosibirsk, Ekaterinburg, Khabarovsk. The first stage is planned to implement services for international vocal/facsimile transit via IP, mutual settlements among operators, and IP telephony-based international and long-distance communications services for corporate customers.

       Rostelecom has implemented and is developing a variety of new services, which largely complement the already existing international and long-distance services. Rostelecom plans to start offering packet telephony and intellectual network services.


Marketing Strategy of the Company

       The marketing strategy of the Company provides for acquiring a stronger position on the market of end-users in Moscow and on the market of operators.

       In order to implement this strategy, the Company has established a Commercial Directorate. Within the next year the Company will also organize commercial subdivisions in all branches.

       To achieve its principal commercial objectives, in 2002 Rostelecom will:

       o  Set up a system of market monitoring;

       o  Optimize its tariff policy with respect to end-users in Moscow;

       o Expand its activities on the operator market in order to increase the traffic through its network, which activities will include:

          - upgrading the system of settlements with regional operators so as to eliminate the cross-subsidy practice;

          - introducing a flexible system of discounts on package services, which system will allow local operators to offer a more flexible subscriber tariff system to, and thereby retain, important regional clients in the Rostelecom network;

          -  optimizing the tariff policy with respect to alternative operators;

          - reviewing agreements with all international operators so as to reverse the trend of decreasing incoming international traffic; and

          - penetrating the market of traffic transit from Europe to Asia and back;

       o  Expand the range of its services by:

          -  introducing intellectual networks;

          - offering package services and implementing a "one-stop shopping" marketing strategy;

       o  Introduce a new approach to managing client relations; and

       o Build a sales and service system, offer incentives to stimulate the demand and sales.

       The principal objective of Rostelecom in the national operators market in 2002 will be to improve the system of settlements with the regional operators.

       The introduction of an integrated billing system will improve inter-operator settlements on all offered services, keeping of contractual records, monitoring of client profiles, and provision of statistics and managerial information to relevant subdivisions. Also, the Company expects that the billing system will help to:

       o  improve the technology of settlements  on  international  and domestic
          long-distance   traffic  exchange  with   international   and  Russian
          operators and adjust it to international standards;

       o create a flexible automated system for tariffication and keeping contractual documentation;

       o automate the processes of keeping normative and reference information; and

       o  resolve  issues  related  to  transmission   from   settlements   with
          associated operators based on integral settlement rates to settlements based on traffic throughput.

       The Company believes that these new technologies will create additional traffic in the existing public network and secure additional revenues for both the Company and national operators. The "free call," "televoting," "premium tariff" and "virtual private networks" services are planned to be based not only on the intellectual platform of Rostelecom but also on platforms of other operators which will become connected to Rostelecom network in the next year.

       The marketing strategy of the Company seeks to develop relations with international operators, optimize outgoing and incoming rates, and consider opportunities for entering the market of international traffic transit.

       To continue work with individual consumers in Moscow, the Company plans to develop two programs for the end-user market, including pre-paid cards communication services as well as public phones network and centers.

       The implementation of its marketing strategy will enable the Company to increase its revenues considerably, strengthen its position on the international operator market and position itself as a national operator on the Russian market.

       The Company's current priority is to retain its position on the markets of long-distance telephone communication, channel lease, data transmission and other services, and simultaneously improve Rostelecom consumer image by offering new services to, and thereby conquering new segments of, the market.

       To make customer work more efficient and secure loyalty of its clientele, the Company is planning the following programs to be renovated:

       1) Upgrade of customer contracts;

       2) Debit and credit cards;

       3) Unified inquiry service;

       4) Retail outlets.


36.    Data on the Issuer's Charter Capital

       Amount of the issuer's charter capital (rub.):  2,428,819.4725

       Charter capital breakdown by share category:
       Ordinary shares:
         total amount (rub.):  1,821,740.8
         Share of the charter capital:  75.005196 %
       Preferred shares:
         total amount (rub.):  607,078.6725
         Share of the charter capital:  24.994804 %

37. Data on the Participation of the State (Municipal Formation) in the Issuer's Charter Capital

       Share of the issuer's charter capital being the state (municipal) property: None

       Share of the block of the issuer's shares held in the state (municipal) property: None

       Existence of the special right of the Russian Federation, its subjects and municipal formations to participate in the issuer's management ( "golden share "): no such right exists

38.    Data on the Issuer's Authorized Shares

       38.1
       Category of shares:  ordinary
       Form of shares:  registered, non-documentary
       Full name of category/class of authorized shares:  ordinary
       Par value (rub.):  0.0025
       Number:  905,330,221
       Total (rub.):  2,263,325.5525
       Terms of placement: 8.1. the company is entitled to place its shares, and other securities that are convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

       The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the General Shareholders' Meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. [of its Charter].

       8.2. When increasing the charter capital by placing additional shares, the placed shares should be paid for at the market value, which shall be established by the Board of Directors together with the issue of the charter capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

       The Company shall place shares at equal market price which shall be applicable to all buyers of the securities during the whole term of placement of shares.

       8.3. When additional shares are placed, the Company and any buyer of shares execute a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

       8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights which have a monetary value.

       Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

       The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

       In the event that additional shares are placed through public subscription, payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides otherwise.

       8.5. Where the shares are to be paid for in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a simple majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

       8.6. The Audit Commission of the Company shall select and retain an independent evaluator whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation for the payment of shares with non-monetary means.

       38.2
       Category of shares:  preferred
       Class of shares:  A
       Form of shares:  registered non-documentary
       Full name of category/class of authorized shares: preferred, class A Par value (rub.): 0.0025
       Number:  531
       Total amount (rub.):  1.3275
       Terms of placement:  see previous section

39.    Material Contracts and Obligations of the issuer

       None

40.    Issuer's   Obligations   Associated  with  the  Issuance  of  Shares  and
       Securities Convertible into Shares

       9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

41. Information on Sanctions Against the Issuer and the Issuer's Involvement in Proceedings and Investigations

Sanctions against the issuer imposed by governmental bodies, court, during reporting quarter financial year and three financial prior years.

       Sanction imposed on:  July 14, 1999
       Imposing body: Ministry of Antimonopoly Policy of the Russian Federation Reasons for imposing: violation of paragraph 4 of Article 17 of the RSFSR Law "On Competition and Limitation of Monopolistic Activities on the Commodities Markets"
       Type of sanction:  administrative penalty (fine)
       Amount of sanction (rub.):  2,087.25
       Degree of execution of the sanction:  executed

       Sanction imposed on:  August 17, 2001
       Imposing  body:   Sverdlovsk   Territorial   Department  of  Ministry  of
       Antimonopoly Policy of Russia
       Reasons for imposing: violation of Article 18 of the Law "On Competition and Limitation of Monopolistic Activities on Commodities Markets"
       Type of sanction:  administrative penalty (fine)
       Sanction amount (rub.):  25,000
       Degree of execution of the sanction:  executed

       Sanction imposed on:  October 6, 2001
       Imposing body: Federal Commission on the Securities Markets of the Russian Federation
       Reasons for imposing: violation of paragraph 5 of the Regulations on Quarterly Report of the issuer of Securities, adopted by the Resolution of FCSM of Russia as of August 11, 1998 No.

       31
       Type of sanction:  administrative penalty (fine)
       Sanction amount (rub.):  10,000
       Degree of execution of the sanction:  executed


Description of substance of all on-going or ceased trials in the reporting quarter, that may substantially influence issuer's activities:

       1. Case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to Savings Bank of the Russian Federation arising from the undue performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to the payment order of August 2, 1999 No. 99666 in the electronic form.

       Pursuant to its ruling of May 31, 2000, the court of the first instance left the claim without consideration due to the non-observance of the pre-trial procedure for the dispute settlement envisaged by the agreement. Appellate division of the court upheld the above ruling in its ruling dated July 27, 2000.

       In its ruling dated September 28, 2000, the Federal Arbitrazh Court of the Moscow Region repealed the above acts, and the case was transferred to the first instance of the Arbitrazh Court of the City of Moscow.

       Arbitrazh Court of the City of Moscow ruled against the Company, and the appellate division upheld that decision. On March 22, 2001 cassational division repealed the acts of the lower divisions and transferred the case to a new consideration. In the decision of July 6, 2001, the Arbitrazh Court of the City of Moscow ruled that a technical expertise should be held to examine electronic payment system of the "Client-Sberbank" system. The next court hearing is scheduled upon the expertise will be completed - on 04 January 2003.

       2. A court case initiated upon OJSC Rostelecom's claim to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decision dated October 29, 2002 on the imposition of tax liability for the violation of tax law, namely, the failure to pay (failure to fully pay) the Unified Social Tax as a result of incorrect tax calculation, in form of a fine in the amount of 20% of the tax amount not paid - 384,293.23 rubles, as well as the collection of the tax amount not paid - 1,921,466.16 rubles from OJSC Rostelecom.

       From the tax authority's point of view, in the process of the calculation of the Unified Social Tax amount and its advance payment for the first half of 2002 OJSC Rostelecom calculated incorrectly the amount of expenses for the purposes of state social insurance. Pursuant to the ruling of Arbitrazh Court of the City of Moscow, a preliminary hearing was held on December 23, 2002. Court proceedings on merits of the case were scheduled for January 22, 2003.

       3. Court cases initiated upon OJSC Rostelecom's claims to the Moscow Inter-District Tax Inspectorate No. 40 on invalidation of the latter's Decisions on the imposition of tax liability for violation of tax law, namely, the failure to pay the VAT as a result of the non-justification of the VAT zero-rate application for the period from December 2001 to May 2002 when rendering services to foreign diplomatic representative offices and agencies equated to such, as a consequence of the failure to deliver a full set of documents in accordance with the Regulation of the Government of the Russian Federation No. 1033 approving "The Rules of the VAT Zero-Rate Application when Rendering Services for the Official Use by Foreign Diplomatic Representative Offices and Agencies Equated to Such", dated December 31, 2002, in form of a fine in the amount of 20% of the tax amount not paid - 19,377 rubles in aggregate, as well as Decision on the collection from OJSC Rostelecom of the VAT amount not paid - 216,303.80 rubles in aggregate. Preliminary hearings were scheduled for January-February 2003.

       4. A court case considered by the Arbitrazh Court of the City of Moscow upon a claim brought to invalidate an agreement on sale and purchase of the premises located in Moscow and demolished in accordance with the regulatory rules of the Moscow Government's acts. The claim to OJSC Rostelecom was rejected in the first instance by the Decision of the Arbitrazh Court of the City of Moscow dated December 10, 2002.


Description of grounds for all on-going or finalized investigations of the issuer in the reporting quarter, carried out by the governmental authorities, and audits of the issuer carried out at the request of its participants (shareholders):

       None

42.    Material Facts (Events, Actions) Taking Place in the Reporting Quarter

       Date of occurrence of the fact (event, action): October 09, 2002
       Code:  0400124A09102002

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Closed Joint-Stock Company Moscow Center of New Technologies in Telecommunications
       Location of the legal entity:  46, Arbat st., Moscow, 121002
       Postal address of the legal entity:  46, Arbat st., Moscow, 121002
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 20%
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 60%


       Date of occurrence of the fact (event, action): October 10, 2002
       Code:  0400124A10102002

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Closed Joint-Stock Company Westelcom
       Location of the legal entity:  26, Sushevskiy Val, Moscow, 127018
       Postal address of the legal entity: 26, Sushevskiy Val, Moscow, 127018 Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 50%
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 100%


       Date of occurrence of the fact (event, action): October 15, 2002 Code:
       0400124A15102002

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Closed Joint-Stock Company RTC-Invest
       Location of the legal entity:  5, Delegatskaya st., Moscow, 127091
       Postal address of the legal entity: 42-2A, Schepkina st., Moscow, 129110 Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 13.51%
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 0.34%


       Date of occurrence of the fact (event, action):  November 10, 2002

       Code: 0900124A10112002

       As compared to the second quarter of the year 2002, the profit has grown by 3,864,970 thousand rub., which constitutes 805%. The increase is comprised of:
       - increase in non-operating gains in the amount of 2,428,191 thousand rub., due to realization of financial investments;
       - decrease in operating expenses in the amount of 988,982 thousand rub., mostly due to the fact that a greater part of the bad-debt reserve was formed in the second quarter
       Nominal change of profit (loss) for the reporting quarter as compared to the profit (loss) for the quarter preceding the reporting quarter:
       3,864,970,000 rub.

       The issuer's profit (loss) for the quarter preceding the reporting quarter: 480,344,000 rub.
       The issuer's profit (loss) for the reporting quarter: 4,345,314,000 rub.


       Date of occurrence of the fact (event, action): November 10, 2002
       Code:  0800124A10112002

       The issuer's assets value as of September 30, 2002 as compared to assets value as of June 30, 2002 has increased by 3,746,205 thousand rub., which equals 10 %. The increase of assets is comprised by the following items:
       - investments in other organizations in the amount of 1,306,160 thousand rub., purchase of Golden-Telecom shares;
       - short-term financial investments in the amount of 2,731,181 thousand rub., purchase of promissory notes.

       Nominal change in the value of assets as of the end of the reporting quarter is 3,746,205 thousand rub., as compared to the value of assets as of the end of the quarter preceding the reporting quarter.

       Value of issuer's assets as of the end of the quarter preceding the reporting quarter: 36,666,638 thousand rub.
       Value  of  issuer's  assets  as of  the  end of  the  reporting  quarter:
       40,412,843 thousand rub.


       Date of occurrence of the fact (event, action): November 10, 2002
       Code:  1800124A10112002

       On October 3, 2002, the Board of Directors of OJSC Rostelecom adopted a decision on approval of the transaction with Closed Joint Stock Company Westelcom on providing capacity of the BSFOCS international channel system (Bulgaria-Ukraine-Russia) to OJSC Rostelecom.
       The date of closing of the transaction was November 10, 2002, which was the date of the receipt of the official notice on the entering of the agreement into force from CJSC Westelcom. The agreement was concluded on August 5, 2002 with a condition precedent for entry into force.

       Counterparties and beneficiary under transaction:
       Name: CJSC Westelcom
       Place of location: 26 Suschevsky Val, 127018, Moscow
       Mail address: 26 Suschevsky Val, 127018, Moscow


       Date of occurrence of the fact (event, action): November 15, 2002
       Code:  1800124A15112002

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No5 October 3, 2002).
       Full  name of the legal  entity,  contracting  party in the  transaction:
       Closed Joint-Stock Company Globus-Telecom.
       Location of the legal entity, contracting party in the transaction: 38 Obraztsova Str., Moscow 127018
       Postal address of the legal entity, contracting party in the transaction:
       38 Obraztsova Str., Moscow 127018
       Description: Interconnection between CJSC Globus-Telecom and OJSC Rostelecom respective telecommunications networks to provide CJSC Globus-Telecom network subscribers with PSTN access to ensure rendering of long-distance national and international telecommunications services. The Agreement shall enter into force after the interconnection is put into operation and a corresponding Acceptance protocol certifying this fact is executed.

       Date of occurrence of the fact (event, action): December 06, 2002
       Code:  1800124A06122002

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No5 October 3, 2002). Full name of the legal entity, contracting party in the transaction: Open Joint-Stock Company RTComm.RU
       Location of the legal entity, contracting party in the transaction: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Postal address of the legal entity, contracting party in the transaction:
       32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Description: OJSC Rostelecom acting as Agent in accordance with the Agent Agreement between OJSC Rostelecom and OJSC RTComm.RU is authorized to undertake all legal and actual acts necessary for signing service contracts with international operators.
       Agreement entered into force: December 06, 2002


       Date of occurrence of the fact (event, action): December 06, 2002
       Code:  1800124A06122002

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No5 October 3, 2002).
       Full name of the legal entity, contracting party in the transaction: Open Joint-Stock Company RTComm.RU
       Location of the legal entity, contracting party in the transaction: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Postal address of the legal entity, contracting party in the transaction:
       32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Description: OJSC Rostelecom acting as Agent in accordance with the Agent Agreement between OJSC Rostelecom and OJSC RTComm.RU is authorized to undertake all legal and actual acts necessary for signing the State contract with Federal Agency for Government Communication and Information under the President of the Russian Federation (FAGCI).
       Agreement entered into force: December 06, 2002


       Date of occurrence of the fact (event, action): December 27, 2002
       Code:  0400124A27122002

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Open Joint-Stock Company RTComm.RU
       Location of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029

       Postal address of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 25.00001%
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 31.1%


       Date of occurrence of the fact (event, action): December 27, 2002
       Code:  1800124A27122002

       The governing body of the issuer that has adopted a resolution authorizing to execute the transaction: The Board of Directors of OJSC Rostelecom (Protocol No8 December 10, 2002). Full name of the legal entity, issuer's share in the charter capital of which has changed: Open Joint-Stock Company RTComm.RU
       Location of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Postal address of the legal entity: 32 Nizhegorodskaya Str., building 15, 8th floor, Moscow 109029
       Description: Signing of an agreement on the purchase of 1 250 000 001 ordinary shares of additional share issue by OJSC "RTComm.Ru" at nominal value of 0,01 rubles per share with the total value of the transaction - 12 500 000 rubles.
       Agreement entered into force: December 25, 2002


       Date of occurrence of the fact (event, action): December 30, 2002
       Code:  0400124A30122002

       Full name of the legal entity, issuer's share in the charter capital of which has changed: Open Joint-Stock Company MS-Tel
       Location of the legal entity: 22, Marxistskaya St., Moscow, 109147
       Postal address of the legal entity: 22, Marxistskaya St., Moscow, 109147 Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 50%
       Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 0%


43. Information on Reorganization of the Issuer, its Subsidiaries and Dependent Companies

       Reorganization of Open Joint Stock Company Rostelecom, its subsidiaries and dependent companies was not performed during the reporting quarter.

44.    Additional Material General Information on the Issuer

       No information.

         B. Information on the Issuer's Financial and Economic Activitiy

45.    Annual Accounting Statements for Last Three Financial Years

       This information does not have to be presented in the reporting quarter.

46.    Accounting Statements of the Issuer for the Reporting Quarter

       This information does not have to be presented in the reporting quarter.

47. Events Resulting in Increase or Decrease of the Issuer's Assets in the Reporting Quarter by Over 10 Percent

       This information does not have to be presented in the reporting quarter.

48. Events Resulting in the Increase in the Issuer's Profit (Loss) in the Reporting Quarter by Over 20 Percent, as Compared with the Previous Quarter

       This information does not have to be presented in the reporting quarter.

49. Information on Establishment and Use of the Issuer's Reserve Fund and Other Special-Purpose Funds

       No funds have been established or used in the reporting quarter.

50. The Issuer's Transactions in the Reporting Quarter Amounting at Least to 10 Percent of the Issuer's Assets as per the End of the Quarter Preceding the Reporting Quarter.

       No such deals have taken place in the reporting quarter.

51. Information on Allocation of Funds Raised by the Issuer as a Result of Placement of Issue Securities.

       The funds were not applied as mentioned above in the reporting quarter.

52. Borrowed Assets Received by the Issuer and Its Subsidiaries in the Reporting Quarter

       Not applicable this Quarter

53. Accounts Payables and Receivables of the Issuer and Its Subsidiaries for the Reporting Quarter

       Not applicable this Quarter

54.    Issuer's Financial Investments

       Not applicable this Quarter

55.    Other  Material  Information  on  the  Issuer's  Financial  and  Economic
       Activity

       No information

                       C. Data on the Issuer's Securities

56.    Data on the Issuer's Shares

Issue Number: 1
Category: Ordinary
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

Number of Issued Shares: 700 312 800
Total Issue Amount: 1 750 782

Data on the Issue State Registration:
Date of Registration: November 10, 1993
Registration Number: 73-I"n"-1947

Body of State Registration: Finance Department of the Government of Moscow

Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

Present Issue State: Securities have been partially redeemed (cancelled)
Number of Placed  Securities in  Accordance  with the  Registered  Report of the
Issue: 700 312 800
Number of Outstanding Securities: 700 276 141
Number of Redeemed (Cancelled) Securities: 36 659

Data on State Registration of the Report of the Issue:
Registration Date: August 9, 1999
Body of State Registration: FCSM

Limitations on circulation of issue securities (if any): None

Market information on the issue securities:

       Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

       a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director: A.V. Zakharov. Agreement No. 449-2.8, dated 12 November 1997.

       b) Noncommercial Partnership RTS Stock Exchange. Address: 15 Chayanova Ulitsa. Telephone: 705-9031. President: I.A. Tyryshkin. Cooperation Agreement No. LK-17, dated 17 October 1997.

       c) The ordinary shares of the Company are traded as the level II American depositary receipts (ADR) on the New-York, London, Berlin, Frankfurt, Dusseldorf, Stuttgart, Bavaria, and Hamburg stock exchanges. The options for ADRs are traded on the Chicago Stock Exchange.

Additional material information on the issue securities:

       In accordance with the privatization plan approved by the Resolution No. 1507-r of the State Property Committee, dated August 27, 1993, the amount of the charter capital of the issuer was 2,334,376,000 (two billion three hundred thirty-four million three hundred seventy-six thousand) non-denominated rubles; 2,334,376 registered shares were issued with the nominal value of 1,000 non-denominated rubles, including 583,594 Class A and 47,007 Class B preferred shares, and 1,703,775 ordinary shares.

       The shares were issued in non-documentary form.

       The state registration of the shares of Joint Stock Company of the Open Type Rostelecom for the amount of 2,334,376,000 non-denominated rubles, including 1,703,775 ordinary shares for the amount of 1,703,775,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles and 630,601 preferred shares for the amount of 630,601,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles was effected by the Finance Department of the Government of Moscow (Letter No. 06-22/1947, dated November 15, 1993) in accordance with the Resolution No. 547 of the Government of the Russian Federation, dated 4 August 1992. The code of the state registration No. 71-I "n" - 1947 was assigned to the issue of shares on November 10, 1993.

       The initial placement of the shares of OJSC Rostelecom was effected in accordance with the requirements of the First variant of privatization privileges. The date of disclosure of the information on the issuance and the date of the beginning of the initial placement was November 30, 1993, the relevant announcement having been published in "Rossiiskaya Gazeta," on November 30, 1993.

       The  shares  were  distributed  on  the  basis  of  the  applications  of
       shareholders,   the   minutes   of  the   meetings   of  the   employees'
       representatives, the minutes of the meeting of the commission on privatization and minutes of the auctions for the sale of shares.

       The following shares were placed through private subscription, which took place from November 30, 1993 to January 13, 1994:

       - 9.16% of the ordinary shares were placed among employees and former employees of the company on preferential terms (with a 30% discount from the nominal value);

       - 4.94% of the ordinary shares were placed among executive officers of the administration at the nominal value;

       - 25% of the preferred shares were placed among employees and former employees of the company without charge;

       - 38% of the ordinary shares were retained at the disposition of the State Property Committee for the three-year period; and

       - 22.9% of the ordinary shares were retained at the disposition of the Russian Fund of Federal Property for the sale at auctions.

       21.88% of the shares were sold at the interregional voucher auction held by the Russian Fund of Federal Property from March 14, 1994 to April 12, 1994. The auction resulted in the one to eighty split of the shares. After the split the total amount of the ordinary shares amounted to 140,062,560 and the total amount of the preferred shares to 46,687,520 with the nominal value of 12.5 non-denominated rubles.

       April 28, 1994 is considered as the date of completion of the initial placement of the shares, which was the date of the closing of the voucher auction (Minutes No. 9358 of the voucher auction held by the Russian Fund of Federal Property, dated April 28, 1994) and the date of the global operation in the shareholders register. The special cash auction held by the Russian Fund of Federal Property from July 10, 1995 to August 11, 1995, on which 0.87% of the shares were sold, resulted in the subsequent one to five split of the shares. As a result the nominal value of the shares amounted to 2.5 of non-denominated rubles, the total amount of the ordinary shares amounted to 700,312,800 shares, including 18,802,800 Class B registered preferred shares and 233,437,600 Class A preferred shares.

       As a result of the change of the face value of the ruble on January 1, 1998, the nominal value of the shares amounted to 0.0025 ruble. In addition, two cash auctions were held on July 26, 1994 (0.13% shares were sold) and 31 January 1996 (0.022% of the shares were sold).

       The date of the global operation in the shareholders register was April 28, 1994. Closed Joint Stock Company Irkol, the specialized registrar, effected the global operation (Agreement No. 188 on Registrar Services, dated 7 April 1994). The registered address of the registrar: build. 1, 7 Novatorov Unlitsa, Moscow 107078. Telephone: 208-1515. General Director:
       Vladislav Victorovich Moskalchuk.

       On July 8, 1997 the Russian Fund of Federal Property transferred 354,825,200 ordinary shares as the contribution into the charter capital of Open Joint Stock Company Svyazinvest, which amounted to 38.005% of the charter capital of the Company.

       Issue Number: 1
       Category: Preferred
       Class: A
       Form of Shares: registered non-documentary shares
       Nominal Price of One Issued Share: 0.0025

       Number of Issued Shares: 233,437,600
       Total Issue Amount: 583,594

       Data on the Issue State Registration:
       Date of Registration: November 10, 1993
       Registration Number: 73-I"n"-1947
       Body of State Registration: Financial authorities

       Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

       Present Issue State: Securities have been partially redeemed (cancelled) Number of Placed Securities in Accordance with the Registered Report of the Issue: 233,437,600
       Number of Outstanding Securities: 233,358,300
       Number of Redeemed (Cancelled) Securities: 79,300

       Data on State Registration of the Report of the Issue:
       Registration Date: August 9, 1999
       Body of State Registration: FCSM


Limitations on Circulation of Issue Securities (if any): None

Market Information on the Issue Securities:

       Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

       a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director:
       A.V. Zakharov. Agreement No. 449-2.8, dated 12 November 1997.

       b) Noncommercial Partnership RTS Stock Exchange. Address: 15 Chayanova Ulitsa. Telephone: 705-9031. President: I.A. Tyryshkin. Cooperation Agreement No. LK-17, dated 17 October 1997.

Additional Material Information on the Issue Securities: No information

Issue Number: 2
Category: Ordinary
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

Number of Issued Shares: 28,420,603
Total Issue Amount: 71,051.5075

Data on the Issue State Registration:
Date of Registration: August 16, 1999
Registration Number: 1-02-00124-A
Body of State Registration: FCSM

Offering Method: conversion in the course of reorganization
Offering Period: from August 28, 2000 to August 28, 2000

Present Issue State: Placement has been completed
Number of Placed  Securities in  Accordance  with the  Registered  Report of the
Issue: 28,420,179

Data on State Registration of the Report of the Issue:
Registration Date: October 11, 2000
Body of State Registration: FCSM

Limitations on Circulation of Issue Securities (if any): none

Market Information on the Issue Securities:
See paragraph 56

Additional Material Information on the Issue Securities:
No information

Issue Number: 2
Category: preferred
Class: A
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

Number of Issued Shares: 9,473,534
Total Issue Amount: 23,683.835

Data on the Issue State Registration:
Date of Registration: August 16, 1999
Registration Number: 2-02-00124-A
Body of State Registration: FCSM

Offering Method: conversion in the course of reorganization
Offering Period: from August 28, 2000 to August 28, 2000

Present Issue State: placement has been completed
Number of Placed  Securities in  Accordance  with the  Registered  Report of the
Issue: 9,473,169

Data on State Registration of the Report of the Issue:
Registration Date: October 11, 2000
Body of State Registration: FCSM

Limitations on Circulation of Issue Securities (if any):  none

Market Information on the Issue Securities:  see paragraph 56

Additional Material Information on the Issue Securities:  no information

57. Data on the Issuer's Bonds

No bonds have been issued by the issuer


                    D. Other Data on the Issuer's Securities


58, 59, 60.  Rights of the  Issuer's  Shareholders.  Dividends  on the  Issuer's
             Shares

58.1

Category of Shares: preferred
Class: A
Form of Shares: registered non-documentary shares
Full Name of Category/ Class of Authorized Shares: class A preferred shares Holder Rights for Shares of this Category (Class):


       10.1. Each preferred share of Class A shall provide to its holder an equal scope of rights.

       10.2. The holders of preferred shares of the Company shall not be entitled to vote at a General Shareholders' Meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

       10.3. The holders of preferred shares of Class A shall be entitled to receive a fixed annual dividend, unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Class A shall be established as 10 (ten) percent of the Company's net profits upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable as dividend on each preferred share of Class A, the amount of the latter dividend may be increased up to the amount of the dividend payable on ordinary shares.

       10.4. Each holder of a preferred share of Class A shall be entitled:

       10.4.1. to sell and otherwise dispose of the shares held at any time without a prior agreement with the other shareholders or approval from the bodies of the Company;

       10.4.2. to participate in a General Shareholders' Meeting with the right to vote on issues relating to reorganization and liquidation of the Company;

       10.4.3. the holders of preferred shares of Class A are entitled to vote at the meetings of shareholders in cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

       The holders of preferred shares of Class A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a General Shareholders' Meeting with the right to vote on all issues on the meeting's agenda, starting from the meeting following an annual General Shareholders' Meeting, which has decided not to pay out the dividends or has decided to pay out only a part of the dividends on preferred shares of Class A. The right of holders of preferred shares of Class A to participate in a General Shareholders' Meeting shall be terminated as of the moment the dividends on such shares are paid in full;

       10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied, shall be used to effectuate payments through the following procedure:

       - available unpaid dividends on preferred shares of Class A shall be paid out;

       - holders of preferred shares of Class A shall be paid the nominal value of the shares they hold;

       - the remaining property shall be distributed among the holders of preferred shares of Class A and of ordinary shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Class A (liquidation value of preferred shares of Class A) paid out earlier;

       10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of ordinary shares of the Company in Clause
       9.2.5. hereof;

       10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of ordinary shares of the Company;

       10.4.7. to exercise rights specified in Clauses 9.2.1.,  9.2.7.,  9.2.8.,
       9.2.9. hereof, in accordance with the applicable laws and this Charter.

Dividends on Shares of this Category (Class):
Period: 1999
Dividends Accrued per Share (rub): 0.8093
Total  Amount of  Dividends Accrued  to Shares  of this  Category (Class) (rub):
188 856 872.19
Total  Amount  of  Dividends Paid  to Shares of this   Category  (Class)  (rub):
187 517 984.88

Period: 2000
Dividends Accrued per Share (rub): 0.4243
Total  Amount of Dividends Accrued  to Shares  of this  Category (Class)  (rub):
103 033 392.3
Total  Amount  of  Dividends Paid  to Shares of this   Category  (Class)  (rub):
101 853 521.77

Period: 2001
Dividends Accrued per Share (rub): 0.919524
Total  Amount of Dividends Accrued  to Shares  of this  Category (Class)  (rub):
223 289 290.85
Total  Amount  of  Dividends Paid  to Shares of this   Category  (Class)  (rub):
203 872 481.28

Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

58.2

Category of Shares: ordinary
Form of Shares: registered non-documentary
Full Name of Category/ Class of Authorized Shares: ordinary
Holder's Rights for Shares of this Category (Class):

       9.1. Each ordinary share of the Company shall provide to its holder an equal scope of rights.

       9.2. Each holder of ordinary shares of the Company shall be entitled:

       9.2.1. to sell and otherwise dispose of the shares held at any time without a prior agreement other shareholders or approval from the bodies of the Company;

       9.2.2. to participate in a General Shareholders' Meeting with the right to vote on all issues within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the General Shareholders' Meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

       9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

       9.2.4. to receive a part of the property or the value of a part of the Company's property remaining during the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

       9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Maintaining the Shareholders' Register approved by the Company's registrar within its authority;

       9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

       9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through legal procedures, its infringed civil rights and demand recovery for damages suffered from the Company;

       9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

       9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

       9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

       A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

       9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, as of the date of proposing issues to the agenda, are entitled to introduce issues into the agenda for the annual shareholders meeting, as well as to propose candidates to the Board of Directors, the Audit Commission and the counting commission of the Company for the election, at the annual or extraordinary General Shareholders' Meeting, through the procedure, on conditions and within the term established by this Charter.

       9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, is entitled:

       - to require the convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene an extraordinary General Shareholders' Meeting of the Company;

       - to require the revision (audit) of the financial and business activities of the Company.

       9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

       9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

Dividends on Shares of this Category (Class):
Period: 1999
Dividends Accrued per Share (rub): 0.1645
Total  Amount  of Dividends  Accrued to  Shares of  this Category (Class) (rub):
115 195 425.2
Total  Amount  of  Dividends  Paid to  Shares of  this  Category  (Class) (rub):
114 176 449.68

Period: 2000
Dividends Accrued per Share (rub): 0.1634
Total  Amount  of Dividends  Accrued to  Shares of  this Category (Class) (rub):
119 068 978.69
Total  Amount  of  Dividends  Paid to  Shares of  this  Category  (Class) (rub):
117 827 766.31

Period: 2001
Dividends Accrued per Share (rub): 0.214496
Total  Amount  of Dividends  Accrued to  Shares of  this Category (Class) (rub):
156 302 518.72
Total  Amount  of  Dividends  Paid to  Shares of  this  Category  (Class) (rub):
152 165 285.56

Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

61.    Limitations on the Circulation of Securities

       See paragraphs 56 and 57

62.    Other Material Information on the Issuer's Securities

       No information